Exhibit 99.1

2Q22 Quarterly and YTD Financial Report MANAGEMENT FINANCIAL REVIEW

Table of Contents I. About Banco de Chile 3 Our History Financial Snapshot on Banco de Chile II. Corporate Governance 5 Equity Composition and Ownership Structure Board of Directors, Committees and Managerial Structure III. Business Strategy 8 Competitive Strengths and Resources Corporate Statements, Commitments and Strategic Pillars Business Trends Strategic Initiatives Stakeholders Business Segments Description IV. Economic and Business Environment 20 Regulation & Supervision Economic Outlook Competitive Landscape Banking Industry Performance and Competitive Position Key Business Drivers V. Management Discussion & Analysis 26 Snapshot on Strategic Advances Income Statement Analysis Business Segments Performance Balance Sheet Analysis VI. Risk & Capital Management 51 Risk Management Approach Funding Concentration and Liquidity Market Risk and Operational Risk Capital Adequacy and Credit Ratings | 2

About Banco de Chile Our History We were founded in 1893 as a result of the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, which created the largest private sector bank in Chile . We have played an important role in the economic history of Chile . Since the beginning, we have been a fundamental pillar for the development of the country and a financial and business reference, maintaining a leading position in the Chilean banking industry . Before the creation of the Central Bank in 1926 and prior to the enactment of the General Banking Act, we were the main stabilization agent of the Chilean banking system . Beginning in the early 1970 s, the Chilean Government assumed control of a majority of Chilean banks, and almost all the foreign banks that were operating at that time closed their branches and offices within the country . Throughout this era, we remained as a private sector bank, with the exception of a portion of our shares owned by the Chilean Government that were sold to private investors in 1975 . Throughout our history we have developed a well - recognized brand name in Chile and expanded our operations in foreign markets, where we developed an extensive network of correspondent banks . In 1987 and 1988 , we established four subsidiaries to provide a full range of specialized financial products and services as permitted by the General Banking Act . In 1999 , we widened our sc ope of specialized financial services by creating our insurance brokerage and factoring subsidiaries . During the early 2000 s, the Chilean banking industry witnessed intense merger and acquisition activity . In 2002 , we merged wi th Banco de A . Edwards, which allowed us to expand our business to new customer segments . In 2008 , we merged our operations with Citibank Chile . As a result of these consolidations, we currently operate a distribution network that is composed of two brand names, namely, “Banco de Chile” (which operates throughout Chile) and “Banco Edwards - Citi” (which is primarily oriented to higher income segments) . Likewise, most of our subsidiaries operate under the brand name “Banchile” . Ou r l e g a l na m e i s Ba n c o d e C h il e an d w e a r e o rga n ize d a s a bank i n g co r p o r a t io n u n de r t h e l aw s o f C h i l e a n d we re li c e ns e d b y t h e CM F t o op e ra t e a s a c o mm er c i a l b a n k o n S ep t e mb e r 1 7 , 1 996 . Ou r m a i n ex e cu t i v e o ff ic e s a r e l oc a te d a t Pa s e o Ah um ad a 251 , San t i ago , Ch i l e , o u r t e l e p hon e numb e r i s + 5 6 (2) 26 3 7 - 1 1 1 1 a n d o u r w e bs i te i s w w w . b a nco c h il e . c l . We are a full - service financial institution that provides, directly and indirectly through our subsidiaries, a wide variety of lending and non - lending products and services to all segments of the Chilean financial market, providing our customers with powerful, differentiated and comprehensive value offerings . In addition to our traditional banking operations, our subsidiaries and affiliates permit us to offer a variety of non - banking but specialized financial services including securities brokerage, mutual funds management, investment banking, insurance brokerage and collection services . We are present in all Chilean regions through our nationwide branch network and we have one of the best digital and mobile ba nking platforms in Chile, which allow us to meet the needs of more than 2 million customers in timely and safe manner . From the international perspective, our alliance with Citigroup provides our customers with access to a wide network of products and services abroad . We have outstanding competitive strengths, such as excellent brand recognition, a comprehensive remote and non - remote distribution network, a distinctive and large customer base, a competitive funding structure, a solid equity base and a high credit quality loan portfolio . This is reflected in outstanding credit risk ratings by international agencies, which position us as one of the most solid private banks in Latin America . | 3

About Banco de Chile Financial Snapshot on Banco de Chile 2Q22 and 2022 YTD (In Millions of Ch$) Net Income Annual Var. +163.6% Annual Var. +122.1% Operating Revenues Annual Var. +72.5% Annual Var. +58.2% Expected Credit Losses Annual Var. +44.2% Annual Var. +58.3% Operating Expenses Annual Var. +10.9% Annual Var. +9.0% | 4

Corporate Governance Equity Composition and Ownership Structure Equity and Shares Our equity is composed of 101 , 017 , 081 , 114 fully paid - in shares of common stock, without nominal (par) value . These shares are traded on the Santiago and Electronic Stock Exchanges in Chile under the ticker symbol “CHILE” . Also, since January 2 , 2002 Banco de Chile’s shares are traded on the New York Stock Exchange under the American Depositary Receipts (ADR) program in the form of American Depositary Shares (ADS) under the ticker symbol “BCH” . Each of our ADS represents 200 shares of common stock without par value . JPMorgan Chase Bank is our depositary for purposes of the ADS . Ownership Structure Our main shareholder is the LQIF group, which directly and indirectly owns 51.15% of our shares. LQIF is a joint a venture that is equally owned by Quiñenco S.A. (50%) and Citigroup Inc. (50%). The ownership agreement between Quiñenco S.A. and Citigroup Inc. allows the former to control LQIF and all the companies that are directly or indirectly controlled by LQIF. As of June 30, 2022 | 5

Corporate Governance Board of Directors, Committees and Managerial Structure Board of Directors Our Board of Directors (Board) is the main corporate governance body and its most important duties include establishing strategic guidelines ; approving policies, procedures and mechanisms designed to meet the objectives of the corporate governance system ; and appointing a Chief Executive Officer . The Board is composed of eleven directors and two alternate directors, in accordance with our bylaws . The board is voted every three years . In March 2020 , the most recent election date, LQIF elected nine directors (eight directors and one alternate director) and two members of the board were elected as independent directors while another two members (one director and one alternate) were elected by other shareholders . Our Board meets twice a month, except in February, when it meets once . Extraordinary sessions may be convened by the Chairman or by request of one or more regular directors . Board Committees Our Board delegates certain functions and activities to our committees to control, evaluate and report to the board of directors regarding specific matters which may affect our businesses. | 6

Corporate Governance Managerial Structure We organize our operations through a comprehensive organizational structure that is composed of business, control and support divisions . Furthermore, our subsidiaries also have independent management principles and structures that allow them to satisfy the challenges faced in the industries in which they participate . | 7

Business Strategy Competitive Strengths and Resources We count on solid competitive strengths that represent the key inputs for the value creation process for customers, sharehold ers, employees and the community . These resources sustain our remarkable and consistent track record, which in turn is inspired by our purpose of contributing to the development of the country and people . Financial Human and Cultural Leader in profitability Robust capital base Leader in funding from demand deposits Solid risk ratings Collaborative work culture Ability to attract and develop talent Leader in risk management Commitment to inclusion and entrepreneurship Organizational Social Brand value Sound corporate governance Leader in digital banking Global presence through strategic partnership with Citigroup Outstanding corporate reputation Sound relations with supppliers Diversified customer base Longstanding relationships with investors Recognized promoter of inclusion and entrepreneurship | 8

Business Strategy Corporate Statements, Commitments and Strategic Pillars Purpose Mission We are a company that contributes to the economic development of the country by generating favorable conditions for the development of individuals and enterprises, providing them with financial solutions that fit their needs at every stage of their lifetime. We are a leading corporation, globally - connected, and with a prestigious business tradition. We provide excellent financial services to all of our customer segments by offering creative and effective solutions, while at the same time pursuing to add value for our shareholders, employees and community as a whole. Vision Corporate Values We aspire to be, in all things we do, the best bank for our customers, the best place to work and the best investment for our shareholders. In order to accomplish this vision, we are committed to the development of our employees and the community as a whole. Integrity Commitment Respect Loyalty Prudence Responsibility Justice | 9

Business Strategy Commitments Our Customers We pursue to be the bank with the best service quality, offering innovative, simple and secure products and services designed to meet the needs and aspirations of each segment, with timely, agile and proactive service in order to build trusted and long - term relationships . To do this, it is essential to have always available distribution channels that allow fluid and timely communication, in addition to employees devoted to customer service while having digital knowledge . Our Staff We are certain that our team is a distinctive asset and a solid competitive advantage in the industry . This is based on their commitment, dedication and excellence . For this reason, we offer development and growth opportunities based on merit, providing competitive compensation and economic benefits . At the same time, we seek to promote a respectful, friendly and collaborative work environment in a place that has suitable technological tools and infrastructure . We build a homogeneous and distinctive culture, based on corporate commitments and values, in order to become a Corporation distinguished as the best place to work and the best team in Chilean banking industry . Our Shareholders We honor our shareholders' confidence by maximizing the company's value, with responsibility, prudence and a long - term business vision . We deploy our strategy through appropriate risk management and a culture of operational excellence that allows us to project the sustainable leadership of the corporation . Our Community We are convinced that our success is linked to the sustainable development of our country and the community . That is why in our daily actions we reflect our commitment to community by supporting diverse initiatives to overcome adversity, through the development of internal policies while being present in emblematic solidarity crusades . We are also committed to diversity and inclusion, entrepreneurship, environmental care, and with equality and governance dimensions . | 10

Business Strategy Strategic Pillars and Mid - Term Targets Our strategic pillars represent an intermediate stage between our corporate statements and the activities through which we deploy the strategy (Strategic Initiatives) . This is also supported by Collaboration, Culture and Talent as crucial inputs for an adequate and timely implementation of the transformational processes . • Customer at the Center of our Decisions “Best Bank for our Customers” Our customers are the primary motivation and the purpose of our actions . They are the anchor on which all decisions are made in the diverse business dimensions . This approach requires us to offer an innovative value proposition, simple and tailored to our customers’ needs throughout their lifecycle . • Efficiency and Productivity “Fast, Timely, Secure and Digital” We are convinced that efficiency and productivity are key drivers to building an agile and modern bank and to ensure our leadership in the medium term . The development of innovative, effective, automated, and secure digital processes will be crucial to advance in this area . • Sustainability and Commitment to Chile “An appreciated Bank, with solid Reputation” “A Bank that supports Entrepreneurship” We are committed to the development of the country and the progress of people by helping to improve their quality of life without compromising the well - being of next generations, promoting economic growth with environmental care and providing equal opportunities . Banco de Chile’s Strategy at a Glance Mid - Term Targets Strategic Pillar KPI Customer at the Center of our Decisions Net Promoter Market Share Total Loans (1) Efficiency and Productivity Cost - to - Income Sustainability and Commitment to Chile Return on Average Capital and Reserves Reputation (1) Excluding subsidiaries abroad (2) Among privately - owned banks | 11

Business Strategy Business Trends To achieve our strategic goals is crucial to know and understand the factors that could affect our performance in order to adapt our business strategy to face what we are not capable of controlling . The following factors represent main trends and changes affecting the banking business, which we address through our strategic initiatives : Social and Cultural Trends New political and social cycle Constitutional process underway in Chile Diverse reforms promoted by the current government administration with potential impact on the economic and business environment Global and local economic uncertainty Increased competition and regulatory requirements Generational and behavioral shifts: customer | worker Digital transformation and adaptation to new technologies Change in the company – customer relationship Sanitary risks and climate change Consolidation of digital channels as the main means of interaction with customers and non - customers. Business model modernization: Talent management and IT strategy to adapt to the new environment. Sustainability requirements. Cost base optimization to mitigate competition and regulatory changes. Innovation in banking solutions. Arising of non - traditional competitors. Trends in Banking Business | 12

Business Strategy Strategic Initiatives Our Directive Plan describes the roadmap of initiatives and projects we have defined to achieve our medium and long - term objectives . This roadmap is flexible by adapting to the changes in the business environment and trends while permitting us to prioritize and focus financial and human resources . The six dimensions that comprise our Directive Plan are described below : Accelerating Digital Solutions Achievements 2022 YTD This dimension crosses at dimensions related to commercial activities, efficiency and technological evolution by defining our strategic ambition on this matter : "being the digital benchmark in the Chilean banking industry by generating the best customer experience and pursuing sustained growth in the future" . Based on this strategy, we have strengthened and enhanced our offer of digital products and services while optimizing our processes and undertaking technological renovation for full accessibility of remote our channels . More recently, one of the fundamental initiatives of this digital strategy has become the development of mobile applications and websites that are part of the digital ecosystem that provides 100 % digital services . Introduction of digital checking account and digital credit card for individuals . New digital demand account for companies . Digital advances in Banchile Inversiones : New digital ecosystem and new Mi_Inversion app that improves customers’ digital experience in trading . New functionalities in Banconexion 2 . 0 for companies . New features for MiPago App . Enhancing Commercial Activity Achievements 2022 YTD This dimension pursues to continually strengthen and adapt the value propositions to the new trends and customer expectations, which should enable us to sustain profitable business growth . It involves projects and initiatives that address matters related to distribution channels, service platforms, service centers and changes in business dynamics by incorporating technological innovations, efficiency guidelines, business process automation and streamlining . We are also constantly exploring alternatives to create value through strategic alliances in commercial, efficiency and technology matters . In this field, we highlight the following initiatives : The "Customer Service Model" project is a long - term initiative that pursues to provide our customers with a modern, efficient and tailored face - to - face service network . This new model is reinforced by renewed remote service platforms in a joint challenge with accelerating digital solutions . The "Commercial Systematics" Program, aimed at increasing the productivity of our sales force by means of propensity models, advanced analytics, business intelligence tools, and the adaption of management and training procedures . Enhancement of our service model for digital customers. Improved features in CRM tools to achieve comprehensive approach to customers. Bolstered commercial campaigns based on advanced analytics and risk intelligence: +16.5% in consumer loans origination. Increased customer acquisition in USD current accounts. Continued customer acquisition through FAN account strategy: +195,000 new customers. Proactive and timely management of exposure to inflation. Enhancement of foreign currency trading services: +62% YoY in fee - related income. | 13

Business Strategy Increasing Productivity Levels Achievements 2022 YTD Based on the premise that excellence in efficiency and productivity is a crucial factor to support a market - leading position . Thus we strive to address this dimension through permanent, sustainable and comprehensive management in the search for improving process optimization and cost efficiency . This dimension is outlined in a strategic plan that addresses the initial assessment of opportunities of improvement based on gap analysis in relation with the best practices . Successful implementation of new management practices and digital tools aimed at increasing commercial productivity in retail banking : SME contacted customers increased twofold and productivity of sales force in consumer loans increased above 50% . New purchase model that introduces electronic auction and tender processes . Boosting Technological Evolution Achievements 2022 YTD By means of this dimension we pursue to promote the continuous evolution of our technological architecture to keep it modern, flexible, scalable and aligned with market - leading practices . Likewise we aim to implement highly - automated and integrated software development processes that enable us to accelerate digital transformation . Progress in upgrading IT architecture through a multi – cloud strategy. Improved capabilities in information management and data governance. Kick - off of Banchile Inversiones IT renovation plan for back - end systems New project for endorsement automation and process streamlining through AI Full renovation of the communication network. Strengthened monitoring systems for AML and fraud. New cybersecurity infrastructure targeting our multi - cloud strategy. Developing Talent and Capabilities Achievements 2022 YTD This workstream addresses the evolution and handling of cultural and behavioral changes within the organization with the aim of approaching new realities and relationship dynamics between us and our employees and among employees by means of promoting culture transformation, collective practices and individual behaviors based on the values, attributes of coexistence and intangible attributes of the corporation . This cultural transformation seeks to build a more agile, diverse, flexible and collaborative Bank ; with new boundaries in terms of diversity, inclusion, environmental care and relationships with the society ; as well as new ways of working, based on participation, experimentation, co - construction and cross collaboration . Deployment of diverse actions aimed at strengthening culture and bonding . Training programs for development of directive skills by emphasizing gender equality . Talent attraction boosted through improved recruitment experience and win - win alliances with teaching institutions and foundations . | 14

Business Strategy Strengthening ESG and Commitment to Chile Achievements 2022 YTD This is a cross initiative that involves all the other five dimensions of our Directive Plan . This initiative is composed of the following pillars, that are also part of our sustainability strategy : diversity and inclusion, education and entrepreneurship, emergency response, contribution to the environment, and governance of sustainable management. The deployment of this initiative considers communication activities aimed at reinforcing corporate values and culture, stakeholder management, and building alliances with expert foundations and public and private organizations . Successful implementation of ESG disclosure strategy : 1 st in Chile among banks in the Sustainalytics ESG Risk Ratings . Implementation of a Sustainability Financing Framework as part of our Sustainability Strategy, aligned with the Sustainability Bond Guidelines ("SBG") . Launch of the “Blue Commitment” program, which promotes electro - mobility, use of renewable energy and ESG investment funds for customers . New Financial Literacy Program for schools . Launch of the ‘Women who Inspire’ Program ‘WheelChair Tennis Tour - ChileanOpen’ Tournament Reforestation activities and internal training on environmental and ESG matters Continuous effort in promoting procedures to avoid cybersecurity risk among customers and the whole community . | 15

Business Strategy



Stakeholder Engagement

We keep several communication channels open with our stakeholders in order to gather information to answer questions and manage concerns regarding different issues. We also actively participate in social media and count on specific channels dedicated to managing inquiries and requirements.

Stakeholders	Engagement Objectives	Mechanisms and/or Channels of Communication	Frequency
Customers	• Offer excellent service characterized by integrity, personalization, agility and proactivity in order to build long-term, trust-based relationships. • Use permanently available service channels to keep customers informed in a timely and appropriate manner. • Provide differentiated financial solutions featuring quality, innovative products and services for each customer segment.	• www.bancochile.cl • Branches and ATMs • Telephone banking service 600 637 37 37 • Mobile applications • https://cl.linkedin.com/company/banco-de-chile • Twitter and Instagram:@bancodechile | @bancoedwards |@ayudaBancoChile • Facebook: bancodechile | bancoedwards	Ongoing
Shareholders and Regulators	• Be the best investment option, maintaining a leading position by value of shares traded • Promote operational efficiency and productivity in order to encourage prudent risk management based on integrity and transparency. • Comply with the regulatory requirements defined by the correspondent authority. • Keep a corporate governance and internal control environment that allow to manage risk and capital adequately.	• Shareholders' meeting • Annual Report & Form 20-F • Financial reporting • Investor Relations: ir@bancochile.cl • Conference calls • Website • CMF Reports belonging to both the Information System the Risk System Frameworks.	Annual Quarterly Monthly Ongoing
Employees	• Offer merit-based development opportunities with competitive compensation and economic benefits. • Promote a respectful, polite work environment in a location equipped with the appropriate technology and infrastructure.	• Intranet / Emails / SOY_DELCHILE App • Competency Assessment • Counseling Program (Programa Orienta) • My Health Program (Programa Mi Salud) • Quality of Life Program / Active Chile Program • Point Bank / Team meetings • Contact: comitedeetica@bancochile.cl apoyolaboral@bancochile.cl centroatencionpersonas@bancochile.cl	Annual Ongoing
Community	• Promote financial education. • Facilitate a more equitable society that offers greater opportunities through inclusion of persons with disabilities. • Manage the business in an environmentally respectful manner. • Support SMEs and entrepreneurs in developing their businesses.	• Annual Report • Contact: sostenibilidad@bancochile.cl • www.bancochile.cl	Ongoing
Suppliers	• Build long-term collaborative supplier relationships based on transparency, competition, efficiency, respect and objectivity. • Streamline and increase the effectiveness of processes for supplying goods and services. • Ensure that services are hired and goods are acquired under market conditions. • Ensure that the bank's obligations are paid in accordance with the terms and conditions of supplier contracts.	• proveedores@bancochile.cl	Ongoing

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Business Strategy Business Segments Description In line with our strategic pillar “Customer at the Center of our Decisions”, we pursue to offer the best value proposition in the banking industry by delivering excellent service quality, along with timely and effective solutions. Given the wide diversity of clients, ranging from individuals to private banking customers and from micro - entrepreneurs to corporations, we organize our operations and value propositions into four business segments: | 17

Business Strategy Retail Banking Segment Through this segment, we offer financial services to individuals of all income segments ranging from Consumer Finance (monthly income of up to Ch $ 750 , 000 ) to middle - and high - income customers with tailored value propositions, small and medium sized companies with annual sales of up to approximately Ch $ 2 , 200 million and micro businesses . We offer a variety of financial services to this segment, directly through the Personal and SME Banking or indirectly through our subsidiaries, such as current accounts, automatic bill payment, debit cards, credit cards, revolving credit lines, residential mortgage loans, consumer loans, commercial loans, mortgage loans for general purposes, leasing agreements, factoring services, mutual funds management and stock brokerage, trade finance, payments and collections, insurance brokerage (which includes life and casualty insurance), savings instruments and foreign currency services, among others . The strategy followed by this segment is focused on sub segmentation, multi brand positioning, cross sell of lending and non - lending products and service quality based on customized service models for specific customer needs . In addition, this segment’s operations count on the support of specialized call centers, mobile and internet banking services . This segment also manages our branch network operating under the brand names “Banco de Chile” and “Banco Edwards Citi” . Wholesale Banking Segment Through this segment we provide banking products and services to companies with annual sales exceeding approximately Ch $ 2 , 200 million, including a large proportion of Chile’s publicly - traded and non - listed companies, subsidiaries of multinational companies and conglomerates operating in Chile (including those operating in the financial, commercial, manufacturing, industrial and infrastructure sectors), projects and concessions, as well as family offices, middle market companies and companies participating in the Real Estate and Construction industries . This segment offers a wide range of products that include short - and long - term commercial loans, working capital loans, lines of credit, corporate credit cards, trade finance and foreign currency transactions, factoring services, leasing, non - residential mortgage loans and long - term syndicated loans, as well as investment banking services offered by our subsidiary Banchile Asesoría Financiera S . A . , such as deal structuring services for mergers and acquisitions and debt restructuring assistance, among others . We also offer cash management services, including payment services (payrolls, suppliers, pensions, dividends, etc . ), collection services and connections to international funds transfer networks, as well as traditional deposit products, in particular current accounts . In addition to traditional lending products, this area offers a wide range of non - lending services related to project finance, deposits and funds administration, cash and investment management, derivative contracts, insurance brokerage, among other tailored services . | 18

Business Strategy Treasury Segment Our Treasury segment provides a wide range of financial services to our customers, including currency intermediation, forward contracts, interest rate swaps, transactions under repurchase agreements and investment products based on bonds and deposits . In addition, our Treasury segment is focused on managing our currency, interest rate and maturity gaps, ensuring adequate liquidity levels, managing our investment portfolio and performing the intermediation of fixed - income instruments, currencies and derivatives . Interest rate gap management is aimed at generating an adequate funding structure and funding source diversification . The Treasury segment is also responsible for : (i) the issuance of short - and long - term senior bonds, as well as long - term subordinated bonds, in Chile or abroad, (ii) monitoring compliance with regulatory deposit limits, technical reserves and maturity and rate matches/mismatches, (iii) monitoring our adherence to the security margins defined by regulatory limits, and risk limits for interest rate, currency and investment gaps . This segment continually monitors the Bank’s cost of funding by benchmarking with the rest of the local financial system and financing alternatives in Chile or abroad . Subsidiaries We have made several strategic long - term investments in financial services companies that are engaged in activities that complement our commercial banking activities . In making these investments our goal has been to develop a comprehensive financial group capable of meeting the diverse financial needs of our current and potential customers by offering traditional banking products and specialized financial services through our different subsidiaries . Most of our subsidiaries operate under Banchile brand name, with exception of Socofin . Through them we offer the following financial services to Banco de Chile’s customers and non - customers : Securities Brokerage and FX trading Mutual Funds and Investment Funds Management Insurance Brokerage Financial Advisory and Investment Banking Collection Services | 19

Economic & Business Environment Regulation & Supervision The main authorities regulating financial institutions in Chile are the Financial Market Commission (“CMF”) and the Central Bank . Chilean banks are primarily subject to the General Banking Act and secondarily, to the extent not inconsistent with that law, the provisions of the Chilean Corporations Law governing publicly listed corporations, except for certain provisions that are expressly excluded . The Central Bank The Central Bank is an autonomous legal entity created under the framework of the Chilean Constitution . It is subject to its Ley Orgánica Constitucional (the “Organic Constitutional Law”) and the current Chilean Constitution . To the extent not inconsistent with its Organic Constitutional Law or the current Chilean Constitution, the Central Bank is also subject to general laws applicable to the private sector, but is not subject to the laws applicable to the public sector . The Central Bank is directed and administered by a board of directors composed of five members appointed by the President of Chile, subject to Senate approval . The legal purpose of the Central Bank is to maintain the stability of the Chilean peso, control inflation and the orderly functioning of Chile’s internal and external payment systems . The Central Bank’s powers include setting reserve requirements, regulating the amount of money and credit in circulation, and establishing regulations and guidelines regarding financial companies, foreign exchange (including the Formal Exchange Market) and bank deposit - taking activities . The CMF The CMF must regulate, oversee, sanction and manage the operation, stability and development of the Chilean financial market by easing the participation of market agents while keeping public trust . In order to do so, the CMF must have an overall and systemic vision by protecting interests of investors and insured agents . The CMF also can impose sanctions on the supervised entities . The CMF currently oversees the Chilean Financial Market (comprised of publicly traded companies, banks and financial institutions, insurance companies, insurance brokers, mutual funds and investment funds) . Regarding the specific powers of the CMF related to banking regulation, this entity authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial institutions . Furthermore, in cases of noncompliance with its legal and regulatory requirements, the CMF has the ability to impose sanctions . In extreme cases, it can appoint, with the prior approval of the board of directors of the Central Bank, a provisional administrator to manage a bank . It also has the mandate to approve any amendment to a bank’s bylaws or any increase in its capital . The CMF examines all banks, usually at least once a year or more often if necessary under certain circumstances . Banks are required to submit unaudited financial statements to the CMF on a monthly basis and to publish their unaudited financial statements at least four times a year in a newspaper of national circulation . A bank’s financial statements as of December 31 of each year must be audited and submitted to the CMF together with the opinion of its independent auditors . Also, banks are required by the CMF to include in mid - year financial statements (as of June 30 of every fiscal year) an auditor’s review statement in accordance with Chilean GAAP . In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the CMF by means of specialized reports associated with business - related risk, products, transactions, distribution channels, among others . The SEC As we are listed on the New York Stock Exchange since January 1 st , 2002 through our ADR program, we are also subject to regulation and supervision of the Securities and Exchange Commission . We are required to file with SEC the form 20 F, including audited financial statements, as of December of each year in accordance with IFRS as issued by the International Accounting Standards Board . | 20

Economic & Business Environment Economic Outlook The GDP continues posting positive growth rates, although at a slower pace when compared to previous quarters . Overall economic activity increased 7 . 2 % YoY in the 1 Q 22 , down from the 12 % YoY posted in 4 Q 21 , though remaining well above long - term growth rates . In the 1 Q 21 , the breakdown showed an important resilience of consumption ( 13 . 3 % YoY), influenced by fiscal spending, while gross investment displayed further deterioration . These trends continued in the 2 Q 21 , as shown by the Imacec (monthly GDP indicator) that went up by 6 . 9 % and 6 . 4 % YoY in April and May, respectively . GDP Growth (Annual growth, %) On a sequential basis, however, the slowdown is clear . In the 1 Q 22 , for instance, GDP fell 0 . 7% – the first negative rate since the 2 Q 20 – due to the 1 . 1 % annualized decline in private consumption and the 22 % annualized reduction posted by total investment . Available figures for the 2 Q 22 show the slowdown deepened on a sequential basis, with GDP falling 0 . 3 % and 0 . 1 % MoM in April and May, respectively . As a result, economic activity in May was only 0 . 2 % above the figure posted in Dec 21 , confirming that activity hasn’t grown this year . Aligned with this environment, employment has slightly been recovering, although at a slower pace than GDP . In depth, the quantity of jobs rose 10 . 1 % YoY in May, although it remains 3 % below the pre - COVID level . Despite the weak recovery, the unemployment rate was 7 . 8% , which is below the peak of 13 % posted in the pandemic and in line with the pre - pandemic rate . It is worth mentioning that lower unemployment has also been due to the still low participation rate of 59 . 9 % in May as compared to the 63 . 3 % seen before the pandemic . CPI & Unemployment Rate (1) (In Percentage) (1) End of period CPI 12m variation and average unemployment rate for the quarter. In line with global trends and also fueled by local factors, the overall inflation continues to rise steadily . In June, the headline index went up by 0 . 9 % MoM, increasing the annual rate to 12 . 5% , a level not seen since the 90 s . Additionally, all core measures have had a similar trend : the index that excludes food and energy prices posted a 9 . 9 % YoY increment, while tradable and non - tradable indexes increased 15 . 0 % and 9 . 5 % YoY, respectively . The upward trend seen in all alternative measures confirms the existence of second - round effects, which is a relevant factor to consider in Chile, since several prices indexed to past inflation add more persistence to the high inflation rates . Given the inflationary process, the Central Bank has continued its tightening process this year . Since July 2021 , the board has increased the overnight rate from 0 . 5 % to 9 . 75 % in July 2022 , reaching the highest level since the beginning of the policy target framework (set in 2003 ) . Additionally, on July 16 th, the Central Bank announced an intervention program in the exchange rate by a total amount of USD 25 Bn . , including USD 10 Bn . in spot, USD 10 Bn . in derivatives, and currency swaps by USD 5 Bn . According to the Central Bank, these measures are aimed at reducing the sharp increase in FX volatility, especially during the last month . | 21

Economic & Business Environment Competitive Landscape The Chilean market for banking and other financial services is highly and increasingly competitive and consists of various market sectors . The most important sector is commercial banking with total loans (excluding operations of subsidiaries abroad) representing 85 % in 2021 . The Chilean banking industry consisted of 17 banks, 16 of which were private sector banks and one state - owned bank, namely, Banco del Estado . We face significant and increasing competition in all market segments in which we operate . As a comprehensive commercial bank that offers a wide range of services to all types of enterprises and individual customers, we deal with a variety of competitors, ranging from large private sector commercial banks to more specialized entities, such as “niche” banks . In addition, we face competition from other types of lenders, such as non - banking leasing, crowdfunding, factoring and automobile financing companies, especially in credit products, mutual funds, pension funds and insurance companies within the market for savings products and insurance companies in the market for mortgage loans . Likewise, other non - traditional providers of financial services have emerged over the last years, such as e - commerce, local and foreign fintech companies, Telecom companies, like internet and mobile phone providers, and more recently some marketplaces that may set and provide offerings, in the form of temporary financing, directly to their customers or providers . Within the local banking industry, our primary competitors are the main private sector commercial banks in Chile, namely, Banco Santander — Chile, BCI, Scotiabank Chile, and Itaú - Corpbanca . Nevertheless, we also face competition from Banco del Estado, a state - owned bank . In the retail market, we compete with other private sector Chilean banks, as well as with Banco del Estado . Among private sector banks, we believe our strongest competitors in this market are Banco Santander — Chile, Scotiabank Chile and BCI, as these banks have developed diversified business strategies focused on both small and medium sized companies and lower to middle income segments of the Chilean population . In addition, we believe our strongest competitors in the high - income individual segment are Banco Santander — Chile, and Banco Bice, as these banks rely on specialized business models that provide wealth management and traditional banking services, as we do . In the wholesale market, we believe our strongest competitors are also Banco Santander — Chile, BCI, Itaú - Corpbanca and Scotiabank Chile . Similarly, we believe these banks are our most significant competitors in the small and medium sized companies’ business segment . We also compete, mainly through our subsidiaries, with companies that offer non - banking specialized financial services in the high income individuals segment and the middle market and corporate segment such as Larrain Vial, BTG Pactual, Moneda Asset and CrediCorp, whose core businesses are stock brokerage, financial advisory and wealth management services . Other Chilean commercial banks also compete in these markets of specialized financial services, but they are less focused on such businesses . The Chilean banking industry has experienced increased levels of competition in recent years from domestic as well as foreign banks . This phenomenon has triggered a consolidation wave within the industry and the creation of more comprehensive banking entities that participate in most of our markets . Consequently, banks’ strategies have been increasingly focused on reducing costs and improving efficiency standards in order to compete effectively with the larger banks . | 22

Economic & Business Environment Banking Industry Performance and Competitive Position Regarding the banking industry, total loans amounted to Ch $ 217 , 948 , 081 million as of Jun - 22 (latest available data), excluding operations of subsidiaries abroad . This amount represents a 12 - month increase of 14 . 2 % when compared to the Ch $ 190 , 796 , 979 million posted as of Jun - 21 . When adjusting by inflation, total loans increased 2 . 6 % on an annual basis . Loan Growth (1) (12m% change as of Jun22, in real terms) (1) Figures do not include operations of subsidiaries abroad. The expansion of the industry’s loan book was aligned with findings revealed by the Central Bank that reported lower demand for loans as well as increased restrictions in lending, mostly due to deteriorated economic dynamics as displayed by diverse macroeconomic drivers . When analyzing by lending product, the main explanatory factor behind the moderate increase in total loans was the subdued performance in commercial loans that remained flat on an annual basis (in real terms), explained by tightened credit offer conditions for SMEs and large companies, including the real estate and construction sectors . To a lesser extent, residential mortgage loans kept showing a slowdown as depicted in the previous quarter by posting a real annual growth of 3 . 0 % amid a scenario of soared inflation and unusually high interest rates . On the opposite, consumer loans keep on evidencing a rebound from figures displayed in 2021 by rising 5 . 9 % in real terms . Despite the moderation in the demand for consumer loans found by the Central Bank in the 2 Q 22 , the normalization of the liquidity surplus in the economy in conjunction with a low comparison base would be the main drivers for this performance . In terms of net income, the local banking industry recorded a bottom line of Ch $ 3 , 008 , 910 million as of Jun - 22 , which denotes an annual increase of Ch $ 1 , 194 , 782 million or 65 . 9 % when compared to the Ch $ 1 , 814 , 128 million posted as of Jun - 21 . As mentioned in the previous report, the main underlying causes for this notable annual growth had to do with the trends followed by certain market factors, such as inflation, which positively impacted the contribution of the UF - indexed asset exposure held by the industry as a whole . Accordingly, operating revenues increased Ch $ 2 , 104 , 337 million or 34 . 7 % on an annual basis . This behavior was to some extent counterbalanced by : (i) an annual increase of Ch $ 507 , 079 million or 63 . 7 % in expected credit losses, as the positive transitory effects of the liquidity surplus seen in the economy on delinquency and asset quality (due to pandemic - related support measures) have begun to smooth while some relevant market players have continued to set additional provisions to deal with potential effects of the pandemic or the slowdown evidenced by the local economy, and given Ch $ 24 , 911 million linked to impairments of financial assets under the new Compendium of Accounting Standards), (ii) operating expenses increasing Ch $ 252 , 117 million or 8 . 7 % on a yearly basis, partly explained by inflation, and (iii) an annual advance of Ch $ 150 , 359 million or 27 . 3 % in income tax explained by higher income before income taxes . | 23

Economic & Business Environment Market Share in Total Loans (1) (As of June 2022) Market Share in Debtors (As of April 2022) ˟ 51bp YoY ˟ 31bp YoY Market Share in Demand Deposits (1) (As of June 2022) Market Share in Assets Under Management (2) (As of June 2022) ˝ 11bp YoY ˟ 117bp YoY Market Share in Net Income (As of June 2022) Return on Average Capital and Reserves (As of June 2022) ˝ 612bp YoY ˝ 1,661bp YoY Cost - to - Income Ratio (As of June 2022) 90 - day Past Due Loans (As of June 2022) ˟ 1,405bp YoY ˟ 14bp YoY Sources: CMF and Mutual Funds Association (1) Excluding operations of subsidiaries abroad. (2) Included banking and non - banking mutual funds subsidiaries | 24

Economic & Business Environment


Index ▲1.56 ▼0.78

Key Business Drivers

The economic slowdown observed this year can be attributable to the following factors: (i) a less expansionary fiscal policy due to the withdrawal of several measures implemented during the pandemic, which should reduce fiscal spending, (ii) the absence of pension funds withdrawals (they represented nearly 17% of the annual GDP) that soared household liquidity and total consumption temporarily in 2021, (iii) lower purchasing power due to higher inflation, (iv) the negative impact of the interest rates hikes, and lastly, (v) worsened global conditions.

In this environment, further slowdown in 2022 and potential contraction for 2023 is highly likely, primarily due to a decline in domestic demand, partially offset by a potential expansion in net exports.

We expect inflation to remain above the policy target for a long period of time. The higher energy and food prices, a weaker currency and second-round effects on prices would add further pressure to the CPI in 2022 although smoothing in 2023. The gradual decline in the CPI in 2023 would open room for the Central Bank to gradually reduce the interest rate.

It is crucial to pay attention to some risks, which could negatively affect the evolution of some economic drivers for the banking industry. Some of them include: (i) the evolution of global activity (mainly the main trade partners of Chile), given its potential impact on activity and terms of trade, (ii) the war in eastern Europe that could strain global supply conditions even more, (iii) the pace of adjustment in global interest rates, particularly in the U.S., (iv) the path followed by the constitutional process in the local front, including the result and next steps after the referendum scheduled for Sept 4th, and (v) the diverse reforms promoted by the government, including modifications to the tax, health and pension funds systems, all expected to be discussed by the Congress this year.

Chilean Economy ***(1)***	**2022e**	**2023e**
GDP Growth	+1.7%	(1.0)%
CPI Variation (EoP)	~11.0%	~5.5%
Monetary Policy Interest Rate (EoP)	~10.75%	~6.0%

(1) Based on Banco de Chile's own estimates and forecasts provided by the Chilean Central Bank in the last Monetary Policy Report as of Jun-22.

In relation to the banking industry, we expect:

- Loan growth to continue decelerating based on: (i) the slowdown estimated for the economy, (ii) stricter requirements for lending as already noticed by the Central Bank for the 2Q22, and (iii) the tightening policy undertaken by the Central Bank to control inflation by rising the monetary policy interest rate, which coupled with higher long-term interest rates as well.
- From the funding perspective, as interest rates are expected to remain high for a while and liquidity surplus to continue declining, demand deposits would keep on decreasing in 2022 while being replaced with time deposits and debt.
- In terms of P&L, the industry's NIM should continue to be positively impacted in the short-run by above-average inflation, given the overall net exposure held by the industry in UF-indexed assets, which may be offset by additional hikes in short-term interest rates, depending on the funding strategies deployed by every bank in terms of fixed/floating rates exposures.
- As for credit risk, based on the economic backdrop, the end of extraordinary support measures to individuals and SMEs, and – more recently– the high levels of interest rates and inflation, the payment behavior of banking customer is expected to gradually return to mid-term levels leading to an increase in past-due loans. Accordingly, expected credit losses as a percentage of average loans should also begin to gradually increase, excluding the effect of additional provisions.

Banking System ***(1)***	**2022e**
Nominal Loan Growth	In line with inflation
DDA / Total Loans	~30%
Net Interest Margin	Soft decline
ECL / Avg. Loans	~1.3%
Non-Performing Loans (>90d)	~1.5%

(1) Based on Banco de Chile's own estimates.

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Management Discussion & Analysis Snapshot on Strategic Advances Strategic Pillar As of Jun - 22 Key Performance Mid - Term Target Indicator Compliance Customer at the Center of our Decisions Net Promoter Score 74.7% ˝ 4.7% Market Share in Total Loans Top 2 x Efficiency and Productivity Cost - to - Income Ratio 30.7% ˟ 15.3% Sustainability and Commitment to Chile Return on Average Capital and Reserves Top 1 x Reputation (1) Top 2 x (1) Based on Merco Ranking for 2021, latest available information. | 26

Management Discussion & Analysis Income Statement Analysis 2Q22 and 2022 YTD (In Millions of Ch$) Net Income 2 Q 22 vs . 2 Q 21 During the 2 Q 22 , our bottom line amounted to Ch $ 431 , 522 million, displaying a significant advance of Ch $ 267 , 797 million or 163 . 6 % when compared to Ch $ 163 , 725 million recorded in the 2 Q 21 . For second quarter in a row we beat our own historical record by reaching the highest amount ever registered . This amount also enabled us to rank first in the industry in net income generation in the 2 Q 21 , outpacing by Ch $ 142 , 035 million or 49 . 1 % the performance of our closest follower . Net Income – 2Q22 (In millions of Ch$) Th e m ai n dr i ve r ex p la i ni n g o u r n e t in c om e pe r fo r m a nc e i n t h e 2 Q 2 2 a s c o m p ar e d t o th e 2 Q 2 1 w a s a n ou t st a nd i n g a nn u a l a dv a nc e o f Ch $ 3 55 , 75 8 m i ll i o n o r 7 2 . 5 % i n ope r at i n g re v en u es , a s a r e su l t o f non - cu s t o me r i n co m e g ro w in g C h $ 2 5 1 , 0 8 2 mi l li o n o r 2 18 . 3 % a n d cus t o m e r in c om e r is i n g C h $ 1 0 4 , 67 6 m i ll i o n o r 27 . 8% , b ot h o n a n ann u a l ba s is . N on - cu s to m e r i nc om e w a s mo s tl y i n fl u en c e d by : ( i ) th e h ig h e r co n tr i bu t io n o f ou r s t r u ctu r a l U F ne t as s e t ex p os u r e a s a res u l t o f a sh a r p i n cr e as e i n i nf l at i on , w h ic h c o up l e d w i t h gr e at e r U F exp o su r e , a n d ( ii ) po s it i v e r e s ult s fr o m t r ea s ur y , e x pl a in e d b y fav o ra b l e c ha n g e s i n ma r ke t f act o rs , pa r ti c ul a rl y in f la t io n a n d int e re s t rat e s , t h a t be n ef i te d pos i ti o n s h a nd l e d b y t h e AL M , Inv e st m en t an d T ra d in g de s ks . I n tu r n , t h e i n cr e as e i n c u st o m e r inc o m e w a s a l m os t e n ti r el y s u p p ort e d b y : ( i ) a h i gh e r con t r i but i o n o f dem a n d d e po s it s t o o u r f un d in g c os t du e t o t h e h ig h e r in t e r es t r a t e s i n C hi l e a n d ab r oa d , a n d hi g he r f e e i nc o me . The increase in our top line was partly counterbalanced by : A moderate annual increase in Expected Credit Losses (ECLs) of Ch $ 32 , 510 million, which is in line with asset quality indicators that seem to be on the way to normalized levels after benefiting from the transitory effects on the customer’s payment capacity . This effect was to some extent offset by the establishment of a lower amount of additional provisions . Higher income tax by Ch $ 32 , 211 million in the 2 Q 22 as compared to a year earlier due to the increase in the income before income tax on the grounds of greater operating revenues, which was partly offset by the effect of higher deduction form the taxable income due to higher inflation . An annual expansion of Ch $ 23 , 240 million in operating expenses, which is fairly aligned with inflation and with our commitment to cost control and advances in productivity . 2022 YTD vs . 2021 YTD In the six months ended June 30 , 2022 we achieved a bottom line of Ch $ 723 , 249 million, which outperformed by Ch $ 397 , 560 million or 122 . 1 % the level achieved in the same period of 2021 . Once again, as of Jun - 22 we were – by far – the first bank in net income generation while beating our closest competitor by Ch $ 194 , 056 million or 36 . 7% . The most significant underlying cause behind this performance was an annual increase of Ch $ 563 , 477 million or 58 . 2 % in operating revenues, due to both an annual rise of Ch $ 363 , 439 million in non - customer income and higher customer income of Ch $ 200 , 038 million in the same period . As in the case of quarterly figures, non - customer income significantly benefited from the effect of : (i) the sharp increase in inflation in 2022 year - to - date when compared to the same period of 2021 , which positively impacted the contribution of our UF structural exposure, and (ii) improved results from Treasury in the management of asset and liability mismatches and the trading and investment portfolios, all benefiting from favorable trends followed by inflation, interest rates, credit spreads and exchange rate . In turn, the main drivers conducting the increase in customer income had mainly to do with the higher contribution of demand deposits in an environment of increasing local and foreign interest rates, (ii) a surge in income from loans, which was aligned | 27

Management Discussion & Analysis with the rebound seen in some lending products, particularly in consumer loans, and (iii) higher fee income. Net Income – As of Jun - 22 (In millions of Ch$) These effects were to some extent offset by : An annual increase of Ch $ 75 , 723 million in ECLs, which is explained by a less favorable environment in terms of asset quality that seem to be beginning to return to normal levels after a period of extremely high levels of liquidity in the economy that took delinquency indicators to below long - term average levels . Although the annual increase also included a rise in additional provisions, most of the increase had to do with a riskier environment in relative terms . Higher income tax by Ch $ 51 , 318 million in the 2 Q 22 as compared to a year earlier due to the same factors mentioned earlier . An annual expansion of Ch $ 38 , 876 million in operating expenses, in line with inflation . Main sources of increment were related to personnel expenses, based on line items with significant indexation to inflation, which coupled with tempered increase in administrative expenses . Return on Average Equity (ROAE) Based on the above drivers, we managed to record a ROAE of 39 . 9 % in the 2 Q 22 and 33 . 5 % as of Jun - 22 . These figures significantly outperform our own metrics for the same periods of 2021 when we reached ROAEs of 16 . 9 % in the 2 Q 21 and 17 . 0 % as of Jun - 21 . Undoubtedly, the current business environment is different to 2021 and we have taken determined steps to take advantage of the new backdrop although this trend represents only a transitory effect instead of mid - term figures . In fact, our ROAEs in 2022 have been significantly influenced by improved NIM and net financial margin, given the effect of higher than normal inflation and the sharp rise experienced by interest rates, both benefiting our net interest income . In this regard, we believe that since high inflation negatively affects our net income, it may be useful providing investors with a non - GAAP measure such as the inflation – adjusted ROAE for a better assessment of our performance given the effect of purchasing power decline on our equity . Accordingly, once adjusted by the cumulative effect of inflation on our shareholder’s equity our ROAE would have reached 22 . 7 % in the 2 Q 22 and 20 . 4 % as of June 30 , 2022 . Return on Average Equity (1)(2) (In percentage, annualized) (1) Industry  s ratios for the 2 Q 21 and as of Jun - 21 on proforma basis for the new local Compendium of Accounting Standards and industry’s ratios for the 2 Q 22 and as of Jun - 22 are as of May - 22 (latest available data) . (2) BCH’s inflation - adjusted ROAE is computed as net income less the effect of inflation on shareholders’ equity (both for the period) divided by average shareholders’ equity . Our strong results have also allowed us to outpace the industry in terms of ROAE by approximately 1 , 254 bp . in the 2 Q 22 and 995 bp . as of Jun - 22 . Projections For the rest of 2022 , we expect our ROAE to gradually smooth from current levels, based on lowered NIM as long as inflation declines as a result of the actions taken by the Central Bank in terms of monetary policy rate and the intervention in the FX market . Likewise, we foresee a normalization of ECL, excluding additional provisions, to mid - term average levels, although we cannot rule out higher levels if customers’ payment capacity further deteriorates amid a scenario of double - digit inflation and high interest rates . Banco de Chile FY 2022 Loan Growth (Nominal) Aligned with Inflation Net Interest Margin (NIM) ~5.2% Expected Credit Losses / Avg. Loans ~1.2% Efficiency Ratio ~35.0% Return on Average Equity ~28.0% For coming years, in absence of non - recurrent factors, we expect our ROAE to return to pre - pandemic levels in the range of 16 % to 18% . | 28

Management Discussion & Analysis Net Financial Income 2Q22 vs. 2Q21 Net Financial Income Breakdown (In Millions of Ch$) In the 2 Q 22 , our net financial income reached Ch $ 709 , 783 million, which represented an 83 . 8 % of our total operating revenues in the same period . This figure denotes a significant annual advance of Ch $ 342 , 180 million or 93 . 1 % when compared to the 2 Q 21 . The main explanatory factor was the high performance displayed by our non - customer financial income that reached Ch $ 356 , 150 million, representing a YoY expansion of Ch $ 245 , 312 million or 221 . 3 % when compared to the 2 Q 21 . On a similar fashion, customer financial income also grew Ch $ 96 , 868 million during the quarter, which denoted a 37 . 7 % increase . These figures were the result of : A YoY increase of Ch $ 161 , 067 million in the contribution of our structural UF net asset exposure that hedges our equity from the effect of inflation, mostly explained by higher inflation (measured as UF variation) increasing from 1 . 07 % in the 2 Q 21 to 4 . 28 % in the 2 Q 22 . An annual expansion of Ch $ 109 , 332 million in the contribution of demand deposits (DDA) to our funding cost . This YoY advance was mostly influenced by the upward trend in interest rates since the 2 H 21 as a result of the restrictive bias implemented by Central Bank in terms of the monetary policy interest rate that pursued to cope with higher - than - expected inflation . This factor was partly counterbalanced by an annual decrease of 2 . 0 % in average DDA balances, in a context of lower liquidity surplus, higher interest rates and increased inflation . A YoY increment in revenues from the Treasury business by Ch $ 59 , 104 million . This figure was the consequence of : (i) an annual growth of Ch $ 54 , 981 million in our ALM desk mostly due to the proactive management of term and inflation gapping, (ii) an annual rise of Ch $ 3 , 859 million in our Sales & Structuring unit owing to the increased amount of spot and derivative transactions carried out in the 2 Q 22 in a context of higher volatility in FX and interest rates during all 2022 , and Net Interest Income (Interest and Inflation) YTD Performance Change Jun - 22/J Jun - 21 Jun - 22 Ch 666,184 1,126,4 Operating Revenues Breakdown (In millions of Ch$) Quarter Change 2Q22/2Q21 2Q21 2Q22 Ch$ % 334,941 633,064 298,123 +89.0 % Financial Results (1) 32,662 76,719 44,057 +134.9% 62,86 Net Financial Income 367,603 709,783 342,180 +93.1 % Net Fees and Commisions 119,236 127,044 7,808 Other Operating Income 4,821 6,102 Income attributable to affiliates - 1,837 Income from Non - Current Assets Held for Sale 1 Total Operating Revenues Key Ratios Net Interest Margin Net Financial M Fee (1) Include results from financial assets held for trading measured at fair value in P&L, financial assets measured at fair value through other comprehensive income, financial liabilities measured at fair value, trading derivatives, hedge accounting derivatives and foreign exchange transactions. In Millions of Ch$ | 29

Management Discussion & Analysis (iii) revenues from our Trading desk and Debt Securities increasing Ch $ 1 , 566 million on a YoY basis mostly influenced by favorable changes in market factors impacting fixed - income and derivative positions, which was partly offset by lower results from Counterparty Value Adjustment (CVA) for derivatives due to increased Probabilities of Default (PDs) and a sharp depreciation of the Ch $ . A YoY growth of Ch $ 6 , 136 million in results from our USD asset position that hedges some USD - denominated expenses (ECLs on cross - border loans and fee provisions associated with loyalty program) given a 17 . 7 % depreciation of the Ch $ in the 2 Q 22 as compared to a depreciation of 2 . 1 % in the 2 Q 21 . Net financial income from subsidiaries growing Ch $ 4 , 550 million in the 2 Q 22 when compared to the 2 Q 21 , as a consequence of positive changes on the fixed - income portfolio of our securities brokerage subsidiary . These effects were partly offset by a YoY decline of Ch $ 4 , 667 million related to the sale of a loan portfolio in the 2 Q 21 . 2022 YTD vs . 2021 YTD As of Jun - 22 , our net financial income totaled Ch $ 1 , 259 , 131 million, which represented a YoY increase of Ch $ 530 , 087 million or 72 . 7 % when compared to the Ch $ 729 , 044 million reached as of Jun - 21 . The main driver explaining this figure was the annual advance of Ch $ 356 , 965 million or 159 . 1 % in non - customer financial income, followed by the YoY expansion of Ch $ 173 , 122 million in customer financial income, equivalent to 34 . 3 % YoY . Net Financial Income Breakdown (In Millions of Ch$) The annual change in net financial income relied mainly on : The positive effect of higher year - to - date inflation (measured as UF variation), that rose from 2 . 20 % in 2021 to 6 . 76 % in 2022 , on the contribution of our structural UF net asset exposure that hedges our equity from inflation, all translating into an annual increase of Ch $ 239 , 252 million in net financial income . Higher contribution of our demand deposits to our funding by Ch $ 182 , 495 million in 2022 year - to - date when compared to the same period of 2021 . This effect was benefited from : (i) higher local average interest rates in 2022 when compared to 2021 , mostly explained by successive hikes applied by the Central Bank to the reference rate since mid 2021 (from 0 . 5 % in Jun - 21 to 9 . 00 % in Jun - 22 ), and (ii) an increase of 5 . 3 % in average DDA balances as of Jun - 21 when compared to Jun - 22 . Income from Treasury management growing Ch $ 93 , 962 million, mostly due to : (i) improved asset and liability management margins given a proactive management of inflation and term gapping that resulted in greater income of Ch $ 79 , 852 million YoY, (ii) a YoY rise of Ch $ 8 , 744 million in the management of Investment and Trading portfolios, related to fixed - income securities and derivatives, which benefited from favorable shifts in inflation and interest rates and a low comparison base given by the sharp increase in long - term interest rates observed during 1 H 21 , all enabling us to offset lower results from CVA for derivatives due to higher PDs, and (iii) an annual expansion of Ch $ 6 , 244 million from our Sales & Structuring unit as a result of increased commercial activity in FX spot and derivatives with clients in a context of high volatility in both exchange rates and interest rates . An annual advance of Ch $ 7 , 103 million in income from loans as of Jun - 22 when compared to the same period last year . This result was mainly associated with an increase of 9 . 1 % in average loan balances on an annual basis, which was particularly supported by expansion in consumer loans ( 13 . 7% ) . Net financial income from subsidiaries posted a YoY increment of Ch $ 7 , 008 million resulting from favorable shifts in market factors that positively affected the financial results from our securities brokerage subsidiary . A YoY growth of Ch $ 2 , 319 million from our USD asset position that hedges USD - denominated expenses (ECLs on cross - border loans and loyalty program expenses) associated with a depreciation of 8 . 2 % of the Ch $ as of Jun - 22 as compared to a depreciation of 3 . 1 % as of Jun - 21 . These effects were partly offset by the annual decline of Ch $ 4 , 667 million due to the sale of loan portfolio carried out in the 1 H 21 . | 30

Management Discussion & Analysis Net Financial Margin As a result of the above - mentioned factors, but particularly due to the proactive management of our balance sheet mismatches that enabled us to benefit from the effect of higher inflation and increased contribution of DDA to our funding cost, we reached net financial margins of 6 . 46 % during the 2 Q 22 and 5 . 78 % as of Jun - 22 , which denote annual increases of 282 bp . and 212 bp . , when compared to ratios of 3 . 64 % and 3 . 66 % posted in the 2 Q 21 and as of Jun - 21 . Net Financial Margin (1) (Net Financial Income / Avg. Interest Earning Assets) (1) Industry  s ratios for the 2 Q 21 and as of Jun - 21 on proforma basis for the new local Compendium of Accounting Standards and industry’s ratios for the 2 Q 22 and as of Jun - 22 are as of May - 22 (latest available data) . These factors also allowed us to significantly outpace the banking industry in terms of net financial margin by 139 bp . in the 2 Q 22 and by 116 bp . as of Jun - 22 . Net Fee Income 2 Q 22 vs . 2 Q 21 Income from Fees and Commissions grew Ch $ 7 , 808 million on an annual basis, from Ch $ 119 , 236 million in the 2 Q 21 to Ch $ 127 , 044 million in the 2 Q 22 . The underlying causes behind this figure may be summarized as : Fees from mutual funds going up by Ch $ 5 , 400 million in 2 Q 22 when compared to the 2 Q 21 , which mostly relied on portfolio mix rebalancing towards local to international equity funds, once the effects of the COVID 19 on capital markets seem to be overcome, which bear higher commissions than fixed - income funds . Fees from transactional services grew from Ch $ 36 , 409 million in the 2 Q 21 to Ch $ 38 , 849 million in the 2 Q 22 , representing an annual advance of Ch $ 2 , 440 million . As mentioned in previous quarters, since mid - 2021 we have seen a strong recovery in overall consumption, which led to a pick - up in commercial activity and, therefore, increased transactionality after the COVID 19 pandemic . Based on this drivers, the annual transactional fees surged on the grounds of : (i) fees from checking accounts and overdrafts advancing Ch $ 1 , 902 million given enhanced consumption among customers, and (ii) a YoY rise of Ch $ 1 , 665 million in fees related to demand accounts and ATMs associated with an annual increase in the number of transactions in the context of the economic rebound seen since mid - 2021 , which resulted in higher usage . These effects were partly counterbalanced by a YoY decrease of Ch $ 1 , 127 million in fee income from credit cards usage during the 2 Q 22 , highly influenced by higher fee expenses denominated in USD, given the sharp Chilean Peso depreciation during the 2 Q 22 when compared to the 2 Q 21 . A YoY growth of Ch $ 1 , 644 million or 22 . 0 % in fees related to letters of credit, guarantees, collaterals and other contingent loans, from Ch $ 7 , 473 million in the 2 Q 21 to Ch $ 9 , 117 million in the 2 Q 22 . This was mostly the result of a sharp depreciation of 17 . 7 % of the Ch $ during the 2 Q 22 as compared to depreciation of 2 . 1 % seen in the 2 Q 21 , as part of the underlying loans are denominated in foreign currency . To a lesser extent, the increase in trade finance loans prompted by the recovery in international trade also explained the increment in fees . Net Fee Income (In Millions of Ch $ ) These effects were to some extent counterbalanced by a YoY decline of Ch $ 2 , 289 million in fees from credit prepayments, from Ch $ 4 , 739 million in the 2 Q 21 to Ch $ 2 , 450 million in the 2 Q 22 , which was the consequence of both : (i) an environment of higher interest rates in the 2 Q 22 when compared to the 2 Q 21 , trend that discouraged debtors to refinance loans, and (ii) a high comparison base given by the excess of liquidity among customers that – in part – was used to prepay borrowings . | 31

Management Discussion & Analysis 2022 YTD vs . 2021 YTD Our fee income amounted to Ch $ 257 , 284 million as of Jun - 22 , representing an annual expansion of Ch $ 26 , 916 million or 11 . 7 % when compared to the Ch $ 230 , 368 million reached as of Jun - 21 . Net Fee Income (In Millions of Ch $ ) This increase was mostly explained by : Transactional fees growing Ch $ 14 , 763 million YoY, from Ch $ 70 , 141 million as of Jun - 21 to Ch $ 84 , 904 million as of Jun - 22 , as a result of an increased amount of transactions due to the economic rebound seen during the first half of 2022 when compared to the same period a year earlier . The annual increase was the result of : (i) a YoY advance of Ch $ 7 , 700 million in fees from credit cards, given annual advances of 37 % and 40 % in the number and volume of transactions made during this year when compared to the 1 H 21 , (ii) fees from demand accounts and ATMs rising Ch $ 3 , 868 million YoY as of Jun - 22 , mostly supported by a low comparison base in the context of the COVID 19 pandemic that affected part of 2021 in terms of transactionality, as reflected by an annual increase of 56 % in debit card transactions, and (iii) a YoY growth of Ch $ 3 , 195 million in fees from checking accounts and overdrafts given the same factors explained in the quarterly figures . Fees from mutual fund expanding Ch $ 9 , 715 million on a YoY basis, from Ch $ 49 , 470 million as of Jun - 21 to Ch $ 59 , 185 million as of Jun - 22 as a result of the change in the portfolio mix from fixed - income funds to equity funds since the 2 H 21 as investors sought for higher profitability . This effect more than offset the annual decrease of 13 . 0 % in overall assets under management (AUM) . Fees from letters of credit, guarantees, collaterals and other contingent loans picking up by Ch $ 2 , 596 million or 17 . 8 % on a YoY basis, totaling Ch $ 17 , 157 million as of Jun - 22 when compared to the Ch $ 14 , 561 million as of Jun - 21 . This behavior was the consequence of : (i) a depreciation of 8 . 2 % of the Ch $ as of Jun - 22 in comparison with the depreciation of 3 . 1 % as of Jun - 21 , and (ii) a recovery in international trade since this business continued to be affected by the pandemic in the 1 H 21 . An annual advance of Ch $ 1 , 669 million or 3 . 5 % in fees coming from our insurance brokerage, mainly explained by the rebound in lending activity since the 2 H 21 . This was associated with increased origination of consumer loans (+ 16 . 5 % on a YoY basis), which partly explained the annual expansion of 14 . 1 % in written premiums as of June 30 , 2022 . These effects were partly offset by an annual decrease of Ch $ 3 , 109 million in fees from credit prepayments, from Ch $ 7 , 981 million as of Jun - 21 to Ch $ 4 , 872 million as of Jun - 22 . As mentioned, this annual drop was linked to a context of higher interest rates in 2022 and the abnormal liquidity surplus in the economy during 2021 . The combination of these factors led to an overall decrease in loan refinancing / prepayment . Other Operating Income 2 Q 22 vs . 2 Q 21 Other operating income (including income from investments in affiliates, income from non - current assets held for sale and other operating income) increased Ch $ 5 , 770 million on an annual basis, from Ch $ 4 , 169 million in the 2 Q 21 to Ch $ 9 , 039 million in the 2 Q 22 . This increment was mostly attributable to an annual growth of Ch $ 5 , 591 million linked to investment in affiliates, which in turn was influenced by higher gains from Transbank, the company that manages the payment operation of credit and debit cards for most of the local banks, as it was permitted to adjust fees by the end of 2021 to properly reflect alignment with operating costs, from which we benefited during the 2 Q 22 as compared to the economic losses accrued in the 2 Q 21 . In addition, other operating income grew Ch $ 1 , 281 million YoY due to income from rentals on properties owned by the Bank . These effects were partly offset by a YoY reduction of Ch $ 1 , 102 million in income from non - current assets held for sale, explained by an annual decrease in income from assets received in lieu of payment, from a positive result of Ch $ 924 million in the 2 Q 21 as compared to a loss of Ch $ 720 million in the 2 Q 22 . | 32

Management Discussion & Analysis 2022 YTD vs . 2021 YTD On a YTD basis, other operating income (including income from investments in affiliates, income from non - current assets held for sale and other operating income) increased Ch $ 6 , 474 million in 2022 year - to - date when compared to the same period of 2021 . This performance was related to investment in affiliates that grew Ch $ 7 , 782 million as a consequence of higher results from Transbank as it was permitted to adjust fees by the end of 2021 to properly reflect alignment with operating costs . Conversely, income from non - current assets held for sale decreased Ch $ 1 , 705 million in the 2 Q 22 , mostly explained by lower results from assets received in lieu of payment . Expected Credit Losses (ECLs) 2 Q 22 vs . 2 Q 21 Our Expected Credit Losses (ECLs) increased Ch $ 32 , 510 million on an annual basis, growing from Ch $ 73 , 617 million in the 2 Q 21 to Ch $ 106 , 127 million in the 2 Q 22 . The retail banking segment was the main source of increment by growing Ch $ 31 , 320 million on an annual basis, while the wholesale banking segment posted an annual increase of Ch $ 11 , 189 million in ECLs during the same period . Expected Credit Losses (In Millions of Ch$) The main underlying forces driving this figure were : A YoY increase of Ch $ 28 , 267 million in risk expenses explained by the gradual normalization of main credit risk and asset quality metrics . As we have noticed over the last quarters, ECLs still remained well below average levels, particularly in 2021 due to the diverse measures taken by the Government and the Congress to assist individuals and companies in the context of the COVID 19 , all leading to temporary effects on delinquency, in spite of a deteriorated macroeconomic environment, particularly in the Retail Banking segment, as a result of unparalleled levels of liquidity in the economy . The effect of these measures has begun to disappear as the liquidity surplus has begun to smooth, which is translating into asset quality metrics moderately beginning to converge to mid - term levels . In fact, our NPLs ratio (past - due over 90 days) reached 0 . 97 % as of Jun 22 , which is above the 0 . 85 % and 0 . 88 % posted as of Dic 21 and Mar 22 , primarily explained by Retail Banking loans . This trend is in line with the rebound we foresaw for delinquency last year and has resulted in increased ECLs from provisioning models, particularly concentrated in the Retail Banking segment, which contributed with a YoY advance of ~Ch $ 28 , 400 million in ECLs, while the wholesale banking segment remained almost flat . An annual advance of Ch $ 6 , 918 million in risk allowances on cross border loans, which in turn was highly influenced by the sharp 17 . 7 % depreciation of the Ch $ in the 2 Q 22 when compared to the depreciation of 2 . 1 % in the 2 Q 21 . A YoY increment of Ch $ 4 , 711 million in ECLs as a result of a 9 . 4 % YoY growth in average loan balances, explained by both : (i) an increase of Ch $ 2 , 893 from the Retail Banking segment on the grounds of an annual expansion of 5 . 9 % in average loan balances and, more importantly a 16 . 1 % YoY growth in average balances of consumer loans, and (ii) an increment of Ch $ 1 , 817 million YoY from the Wholesale Banking segment supported by a 15 . 6 % YoY expansion in average balances of commercial loans . An annual increase of Ch $ 2 , 614 million in impairments of financial assets, mainly as a result of improved credit spreads, in addition to increased exposures in other - than - Central Bank instruments . These effects were to some extent offset by a decrease of Ch $ 10 , 000 million in additional provisions, from Ch $ 50 , 000 million in the 2 Q 21 to Ch $ 40 , 000 million in the 2 Q 22 . Since lagged effects of COVID 19 crisis and the local economy’s overheating are likely yet to come, we have continued to strengthen our coverage with prudent and countercyclical criteria to face further deterioration in customers’ payment capacity given the prevailing economic uncertainty . As a result, our coverage ratio (including additional allowances) improved from 326 % in the 2 Q 21 to 403 % in the 2 Q 22 . Loan Loss Allowances Initial Allowances 7,044 14,457 (12.0)% (100.0)% Charge - offs Sales of Loans Allowances FX effect (58,623) (51,579) (14,457) - 2,051 14,999 Quarter Change 2Q22/2Q21 2Q21 2Q22 Ch$ % 719,347 709,830 (9,517) (1.3)% 12,948 +631.3 % Provisions established, net 39,034 76,501 37,467 +96.0 % Final Allowances 687,352 749,751 62,399 +9.1 % Expected Credit Losses Provisions Established Loans 39,034 76,501 37,467 +96.0 % Provisions Established Banks (71) 263 334 (470.4)% Provisions Contingent Loans 1,740 (589) (2,329) (133.9)% Prov. Cross Border Loans 1,018 7,936 6,918 +679.6 % Financial Assets Impairments (1,847) 767 2,614 (141.5)% Additional Provisions 50,000 40,000 (10,000) (20.0)% Recoveries (16,257) (18,751) (2,494) +15.3 % Expected Credit Losses 73,617 106,127 32,510 +44.2 % In Millions of Ch$ | 33

Management Discussion & Analysis 2022 YTD vs . 2021 YTD Our ECLs passed from Ch $ 129 , 808 million as of Jun - 21 to Ch $ 205 , 531 million as of Jun - 22 , which denotes an annual advance of Ch $ 75 , 723 million . Nearly 52 % of this increase, equivalent to Ch $ 39 , 382 million, was concentrated in the retail banking segment as of Jun 22 when compared to Jun - 21 . To a lesser extent, the wholesale banking segment contributed with 22 % of this figure by going up Ch $ 16 , 342 on an annual basis, while higher additional provisions explained approximately 26 % of the annual change . Expected Credit Losses (In Millions of Ch$) An annual increase of Ch $ 41 , 428 million in ECLs coming from provisioning models . Aligned with the explanation for quarterly figures, the gradual normalization in delinquency over the last quarters, due to the decrease in the liquidity surplus among customers, has impacted the overall level of provisioning on an annual basis, reflecting the relative deterioration on the risk profile of clients due to a worsened business landscape . This resulted in : (i) an annual increase of Ch $ 34 , 781 million in ECLs from the Retail Banking segment as of Jun - 22 when compared to the same period of 2021 , and (ii) an annual increment of Ch $ 6 , 647 million in provisions in the Wholesale Banking segment as of Jun - 22 when compared to a year earlier . A net increase of Ch $ 20 , 000 million due to the establishment of higher additional provisions, based on our prudent approach to risk in view of the potential lagged effect that COVID 19 and the economic overheating experienced last year could have in delinquency in coming quarters . An annua l incr e as e o f Ch $ 6 , 85 6 millio n i n E C L s explain e d by loa n gro wt h , whi c h was alig n e d with a 9 . 1 % annua l expansion i n ave ra g e loa ns a s o f J u n - 22 . This fig u re was h ighly attribu ta bl e t o the signifi c an t re v ampin g i n consume r l o an s as depicte d b y a 13 . 7 % gro wth o n ave ra g e bala n ce s a s o f Jun - 2 2 wh e n c o mpa red t o the sa m e perio d o f 2021 . As a r e sult , th e Retai l Bankin g segmen t exp l aine d Ch $ 4 , 6 0 1 mill i o n o f t he tot a l advanc e i n EC L s cause d b y loa n g r owth . F a irly , the Wholesal e Banki n g segmen t explaine d a n increas e of Ch $ 2 , 25 5 mill i on , assoc i ate d with a n annua l expansio n of 13 . 8 % i n ave ra g e commer c ia l l o an s . An annual rise of Ch $ 5 , 344 million in ECLs linked to cross border loans as a result of : (i) a Ch $ depreciation of 8 . 2 % as of Jun - 22 as compared to a depreciation of 3 . 1 % of the Ch $ as of Jun - 21 , and (ii) increased exposure to off - shore counterparties on an annual basis . An increment of Ch $ 2 , 096 million in impairments of financial assets for the reasons mentioned for the 2 Q 22 . Based on the above, our ECLs to average loans ratio went up to 1 . 21 % in the 2 Q 22 from 0 . 92 % in the 2 Q 21 and from 0 . 82 % as of Jun - 21 to 1 . 19 % as of Jun - 22 . Even though the level reached this quarter and year - to - date are in line with our mid - term average ratio, it is important to highlight that significant portions of them (~ 38 % in the 2 Q 22 and ~ 54 % as of Jun - 22 ) are explained by the establishment of additional allowances (Ch $ 40 , 000 million in the 2 Q 22 and Ch $ 110 , 000 million in 2022 year - to - date), so we still see room to further normalization over the coming quarters by converging to levels of ~ 1 . 2% , excluding additional provisions . Expected Credit Losses Ratio Expected Credit Losses Ratio (1) (Expected Credit Losses / Average Loans) (1) Industry  s ratios for the 2Q21 and as of Jun - 21 on proforma basis for the new local Compendium of Accounting Standards. Loan Loss Allowances Initial Allowances Year - to - date Change Jun - 22/Jun - 21 Jun - 21 Jun - 22 Ch$ % 746,431 718,249 (28,182) (3.8)% Charge - offs (118,350) (96,180) 22,170 (18.7)% Sales of Loans (14,457) - 14,457 (100.0)% Allowances FX effect 3,079 8,073 4,994 +162.2 % Provisions established, net 70,649 119,609 48,960 +69.3 % Final Allowances 687,352 749,751 62,399 +9.1 % Expected Credit Losses Provisions Established Loans Provisions Established Banks Provisions Contingent Loans Prov. Cross Border Loans Financial Assets Impairments Additional Provisions Recoveries 70,649 (261) (1,596) 3,139 (1,123) 90,000 (31,000) 119,609 210 (1,352) 8,483 973 110,000 (32,392) 48,960 471 244 5,344 2,096 20,000 (1,392) +69.3% (180.5)% (15.3)% +170.2% (186.6)% +22.2% +4.5 % Expected Credit Losses 129,808 205,531 75,723 +58.3 % The annual change in ECLs as of Jun - 22, primarily relied on: In Millions of Ch$ | 34

Management Discussion & Analysis Past - Due Loans As mentioned, our NPLs ratio (> 90 days) reached 0 . 97 % as of Jun 22 , which represents an annual decrease of 7 bp . when compared to the 1 . 05 % posted in Jun 21 . However, we have noticed an increasing trend after bottoming out at 0 . 85 % in Dec 21 , as we have anticipated over the last quarters . As a matter of fact, we expect this trend will continue in the coming quarters for us and the industry until reaching mid - term figures of ~ 1 . 4 % and ~ 1 . 6% , respectively, as long as the previously mentioned temporary effects of liquidity definitely fade away and some economic risks materialize . Regarding the banking industry, we remain far below the 1 . 41 % NPLs ratio posted by the industry (as of Jun - 22 ) . Past Due Ratio (>90d Past - Due Loans / Total Loans) Operating Expenses 2 Q 22 vs . 2 Q 21 Our operating expenses increased Ch $ 23 , 240 million on an annual basis from Ch $ 212 , 626 million in the 2 Q 21 to Ch $ 235 , 866 million in the 2 Q 22 . Operating Expenses (In Millions of Ch$) The annual increment in the cost base was mainly explained by : Personnel expenses increasing Ch $ 12 , 015 million on an annual basis, from Ch $ 110 , 896 million in the 2 Q 21 to Ch $ 122 , 911 million in the 2 Q 22 , mainly as result of : (i) salaries growing Ch $ 6 , 073 million or 9 . 9 % in the 2 Q 22 principally due to the recognition of the inflation effect on salaries (as agreed under collective bargaining agreements), which was partly offset by lower headcount ( - 0 . 5 % YoY) (ii) an annual rise of Ch $ 4 , 535 million due to increased provisions of performance bonuses associated with higher results in 2022 than in 2021 , and (iii) an annual advance of Ch $ 1 , 392 million in severance payments associated to the previously mentioned headcount optimization process as a result of increased productivity, and (iv) other benefits for the staff rising Ch $ 975 million YoY . An annual expansion of Ch $ 1 , 956 million in IT - related expenses, including : (i) an increase of Ch $ 1 , 492 million linked to IT support, licensing and data services in the 2 Q 22 when compared to the 2 Q 21 , and (ii) higher expenses that came up from outsourced services for development, certification and testing of IT internal projects . This is in line with our pursuit of accelerating digital solutions while improving technological capabilities . Depreciation and amortization increasing Ch $ 1 , 939 million in 2 Q 22 as compared to the 2 Q 21 as a result of : (i) higher depreciation of fixed - assets by Ch $ 1 , 052 million, and (ii) higher amortization of intangible assets due to software upgrades by Ch $ 906 million . Other operating expenses increasing Ch $ 1 , 667 million on an annual basis, which was primarily explained by greater operational write - offs related to external fraud given an annual increase in credit card transactionality in 2022 when compared to 2021 that resulted in higher casualties declared by customers . Marketing expenses rising Ch $ 1 , 218 million in the 2 Q 22 in comparison with the 2 Q 21 , mainly due to the deployment of marketing campaigns in alignment with both increased commercial activity and efforts to reinforce our ESG strategy . This also coupled with higher prices associated with these strategic initiatives of efficiency and productivity, collaboration and talent management, as well as technological evolution (cybersecurity) . An annual increase of Ch $ 1 , 131 million in office supplies, which was mostly supported by customer - related expenses rising Ch $ 765 million in the same period associated with password generation devices, as well as credit cards and checking accounts materials . Personnel expenses 110,896 122,911 Administrative expenses 78,878 86,590 7,712 +9.8 % services in light of inflation and depreciation of the Ch$. Depreciation and Amort. 19,149 21,088 1,939 +10.1 % An increase in provisions related to future disbursements in Impairments 91 - 2 - 93 - overall external advisory services that translated into a Other Oper. Expenses 3,612 5,279 1,667 +46.2 % temporary annual increase of Ch$1,174 million. This is part of Total Operating Expenses 212,626 235,866 23,240 +10.9 % our expert advisory services related to our efficiency and Additional Information 2Q21 2Q22 bp. / % Op. Exp. / Op. Rev. 43.3% 27.9% (1545)bp Op. Exp. / Avg. Assets 1.8% 1.8% +0bp Headcount (#) - EOP 12,404 12,340 (0.5)% Branches (#) - EOP 277 270 (2.5)% Quarter 2Q21 2Q22 Change 2Q22/2Q21 Ch$ % 12,015 +10.8 % In Millions of Ch$ | 35

Management Discussion & Analysis 2022 YTD vs . 2021 YTD On a YTD basis, our operating expenses increased Ch $ 38 , 676 million YoY, from Ch $ 431 , 397 as of Jun - 21 to Ch $ 470 , 273 million as of Jun - 22 . Operating Expenses (In Millions of Ch$) Main drivers behind this annual figures were : Personnel expenses increasing Ch $ 20 , 384 million (or 9 . 1% ) YoY as of Jun - 22 when compared to the Ch $ 224 , 594 million recorded as of Jun - 21 . This was caused by : (i) an annual advance of Ch $ 10 , 035 million or 8 . 2 % in salaries mostly explained by recognition of the inflation effect on salaries, which was in part compensated by the organization restructure we have deployed over the last quarters in the context of our efficiency initiatives, (ii) an annual expansion of Ch $ 5 , 631 million in severance payments as mentioned above, and (iii) provisions for bonuses growing Ch $ 6 , 155 million as of Jun - 22 when compared to Jun - 21 once again associated with the improved financial performance in 2022 . An annual increase of Ch $ 4 , 027 million in IT - related expenses mostly attributable to IT support, licensing and data services, in the context of our effort to accelerate digital transformation across the organization . Other operating expenses increasing Ch $ 3 , 360 million on an annual basis, mainly explained by operational write - offs related to external fraud as mentioned earlier, that had an annual advance of Ch $ 2 , 493 million including write - offs and legal expenses . Depreciation and amortization that increased Ch $ 3 , 245 million YoY influenced by : (i) higher amortization due to upgrades in software by Ch $ 1 , 657 million, and (ii) higher depreciation related to fixed - assets by Ch $ 1 , 640 million . Higher advertising expenses by Ch $ 2 , 334 million related to the deployment of diverse marketing campaigns oriented to improve our brand valuation while supporting our ESG strategy and engagement with the community . External advisory expenses increasing Ch $ 1 , 997 million due to the same reasons mentioned above . Higher expenses in office supplies by Ch $ 1 , 298 million related to purchases of materials and devices for customers, including credit cards, checks and password - generating devices . In Millions of Ch$ YTD Perf Jun - 21 ormance C Jun - 22 hange Jun - Ch$ 22/Jun - 21 % Efficiency Ratio Based on operating expenses that have grown in line with inflation Personnel expenses 224,594 244,978 20,384 +9.1 % and the positive performance in terms of operating revenues, our Administrative expenses 161,767 173,424 11,657 +7.2 % efficiency ratio improved from 43.3% in the 2Q21 to an impressive Depreciation and Amort. 37,768 41,013 3,245 +8.6% 27.9% in the 2Q22 and from 44.5% as of Jun - 21 to 30.7% as of Jun - Impairments Other Oper. Expenses - 330 7,598 - 100 10,958 230 3,360 (69.7)% +44.2% 22, which represent improvements of 1,545 bp. and 1,384 bp. for quarterly and year - to - date figures, respectively. Total Operating Expenses 431,397 470,273 38,876 +9.0 % Additional Information Jun - 21 Jun - 22 bp. / % Op. Exp. / Op. Rev. 44.5% 30.7% (1384)bp Efficiency Ratio (1) Op. Exp. / Avg. Assets 1.9% 1.9% (4)bp (Operating Expenses / Operating Revenues) Headcount (#) - EOP 12,404 12,340 (0.5)% Branches (#) - EOP 277 270 (2.5)% (1) Industry  s ratios for the 2Q21 and as of Jun - 21 on proforma basis for the new local Compendium of Accounting Standards. Also, when isolating the boosting effect of operating revenues, efficiency seems to be flat on an annual basis, as depicted by cost - to - asset ratios that remained flat in the 2 Q 22 when compared to the 2 Q 21 at 1 . 8 % and as of Jun - 22 in relation to the same period last year at 1 . 9% , all reflecting our commitment to cost control . Our successful initiatives in terms of efficiency and productivity enabled us to outperform the industry in terms of cost - to - income by 811 bp . in the 2 Q 22 and 789 bp . as of Jun - 22 . | 36

Management Discussion & Analysis Income Tax 2 Q 22 vs . 2 Q 21 Ou r i n c om e ta x a m ou n te d Ch $ 7 3 , 2 5 1 m ill i o n i n t h e 2 Q 2 2 , w hi c h rep r es e nt e d a n a n n ua l i n cr ea s e o f C h $ 32 , 2 1 1 m i ll i o n wh e n co m pa r e d t o t h e C h $ 4 1 , 0 4 0 mil l io n po s te d i n th e 1 Q 2 1 . T hi s inc r e m en t w a s pr i m a ri l y ex p la i n e d b y a n an n ua l a dv a nc e o f in c o m e bef o r e i n c o m e t a x b y Ch $ 30 0 , 0 0 8 mi l li o n i n t h e 2 Q 2 2 a s co m pa r e d t o t h e 2 Q 21 , w hi c h e xp l ai n e d a n i nc o m e ta x i n c r ea s e o f Ch $ 81 , 0 0 2 mil l io n a t t h e s ta t ut o r y c o r po r at e ta x r at e o f 2 7% . T h i s f ac t o r wa s par t l y of f se t b y t h e ef f ec t o f h ig h e r i nf l at i o n i n t h e 2 Q 2 2 ( 4 . 3% ) i n co m pa r is o n w i t h t h e 2 Q 2 1 ( 1 . 1% ) o n ou r sh a re h ol d er s ’ e q ui t y , whi c h i s de d uc t e d f r o m o u r i n c om e b ef o r e i nc o m e t ax e s fo r t a x pur p os e s , re s ul t in g i n l o we r i n c o m e t a x b y Ch $ 52 , 78 0 m ill i o n i n t h e 2 Q 2 2 w h e n c om p ar e d t o th e 2 Q 2 1 . A s a r e su l t o f th e s e j o in t ef f ec t s , th e e f fe c ti v e ta x r at e d ec r ea s e d f ro m 2 0 . 0 % i n t h e 2 Q 2 1 t o 1 4 . 5 % i n t h e 2 Q 2 2 . 2022 YTD vs . 2021 YTD Our income tax amounted Ch $ 132 , 898 million as of Jun - 22 , which was Ch $ 51 , 318 million above the income tax of Ch $ 81 , 580 million posted as of Jun - 21 . Similar to the analysis for the 2 Q 22 , the increase in year - to - date income tax was supported by an annual increment of Ch $ 448 , 878 million in income before income tax from Ch $ 407 , 269 million as of Jun - 21 to Ch $ 856 , 147 million as of Jun - 22 , which explained an income tax increase of Ch $ 121 , 197 million at the statutory corporate tax rate of 27% . This increase was partly offset by the effect of higher inflation year - to - date in 2022 ( 6 . 8% ) than in the same period of 2021 ( 2 . 2% ) on our shareholders’ equity, explaining lower income tax by Ch $ 74 , 375 million on an annual basis . Altogether translated into a decrease in the effective tax rate from 20 . 0 % as of Jun - 21 to 15 . 5 % in the same period of 2022 . Other Comprehensive Income As of June 30 , 2022 , our Comprehensive Income (CI) amounted to Ch $ 612 , 578 million, which represents a decrease of Ch $ 110 , 671 million from the net income recorded for the period . The main explanatory factors behind this performance were : A negative fair value adjustment of Ch $ 139 , 951 million in marking - to - market of hedge accounting derivatives given that the effect of higher foreign interest rates – which have been progressively increasing during the last months – on the asset leg of swap contracts more than offsetting the effect of higher local interest rates on the liability leg of derivative instruments held for hedge accounting purposes . A negative fair value adjustment of Ch $ 8 , 230 million in the fair value of fixed - income securities measured at FVTOCI mostly explained by changes in local interest rates Thes e factor s wer e partl y offse t b y a positiv e chang e o f Ch $ 37 , 5 1 0 millio n i n incom e t a x o n OC I li n e - item s an d othe r e f fects . Comprehensive Income Breakdown (In Millions of Ch$ as of Jun - 22) | 37

Management Discussion & Analysis Business Segments Performance 2Q22 and 2022 YTD (In Millions of Ch$) In the 2 Q 22 , our income before income taxes posted an annual increase of Ch $ 300 , 007 million or 146 . 5% , from Ch $ 204 , 766 million in the 2 Q 21 to Ch $ 504 , 773 million this quarter . When analyzing by business segment, 50 . 4 % of our income before income taxes was concentrated in the Retail banking segment followed by the Wholesale banking segment contributed nearly 40 . 4 % to our consolidated pre - tax income . To a lesser extent, our Subsidiaries represented 4 . 9 % while Treasury explained approximately 4 . 3 % of our income before income taxes . As for year - to - date results, our pre - tax bottom line amounted to Ch $ 856 , 147 million as of Jun - 22 , representing a YoY advance of Ch $ 448 , 878 million when compared to the Ch $ 407 , 269 million reached as of Jun - 21 . Similar to the figures mentioned above, the Retail and Wholesale banking segments represented 51 . 2 % and 38 . 1 % of our consolidated income before income taxes, respectively, as of Jun - 22 . The Treasury segment and Subsidiaries, in turn, contributed with 5 . 5 % and 5 . 2 % respectively . Quarterly Pre - Tax Income by Business Segment (In Millions of Ch$) Year - to - Date Pre - Tax Income by Business Segment (In Millions of Ch$) | 38

Management Discussion & Analysis Retail Banking Segment The Retail Banking segment reached a pre - tax income of Ch $ 254 , 496 million in the 2 Q 22 , increasing Ch $ 145 , 762 million or 134 . 1 % when compared to the Ch $ 108 , 734 million posted in the 2 Q 21 . This performance was influenced by an annual increase of Ch $ 180 , 403 million in operating revenues, which in turn was produced by : (i) the positive contribution of higher inflation on the UF net asset exposure allocated to the segment, explained by a higher UF variation of 4 . 28 % in the 2 Q 22 as compared to 1 . 07 % in the 2 Q 21 , and (ii) higher contribution of demand deposits to our funding by ~Ch $ 56 , 000 million fostered by higher short and long - term interest rates when compared to 2021 . These effects were partly offset by : (i) a YoY increase of Ch $ 20 , 063 million in ECLs associated with the normalization of credit quality indicators given the factors mentioned earlier in this report, and (ii) operating expenses increasing Ch $ 14 , 578 million or 9 . 7 % mostly driven by the recognition of the inflation effect on salaries and other personnel - related factors, as well as higher operational write - offs due to external fraud in the 2 Q 22 . On a YTD basis, the segment recorded an annual increase of Ch $ 220 , 070 million in income before income taxes, from Ch $ 218 , 087 million as of Jun - 21 to Ch $ 438 , 157 million as of Jun - 22 . As explained, the main underlying driver was the rise of Ch $ 288 , 432 million in operating revenues, influenced by : (i) the positive contribution of higher inflation on the UF net asset exposure allocated to the segment, (ii) higher contribution of DDA to our funding by ~Ch $ 99 , 000 million YoY due to higher interest rates, (iii) an annual growth of Ch $ 16 , 536 million or 12 . 5 % in fee income explained by increased transactionality when compared to the 1 H 21 . This was partly offset by : (i) greater ECLs as of Jun - 22 by Ch $ 43 , 269 million, due to the joint impact of further additional provisions (allocated to the segment), the gradual normalization of delinquency and loan growth focused on consumer loans (+ 13 . 6 YoY), and (ii) an increment of Ch $ 25 , 093 million in operating expenses linked to both the effect of inflation in salaries and higher severance payments . Wholesale Banking Segment The Wholesale Banking segment recorded pre - tax income of Ch $ 204 , 068 million in the 2 Q 22 , denoting an annual rise of Ch $ 133 , 903 million or 190 . 8 % when compared to the Ch $ 70 , 165 million in the 2 Q 21 . Main causes behind this behavior were : (i) the positive contribution of higher inflation on the UF net asset exposure allocated to the segment, due to previously mentioned changes in UF variation in the 2 Q 22 as compared to the 2 Q 21 , (ii) the higher contribution of demand deposits by ~Ch $ 41 , 600 million given both higher interest rates and a 6 . 0 % YoY expansion in DDA average balances, and (iii) an annual increase of Ch $ 1 , 120 million in fee income mainly associated with investment banking services, letters of credit and contingent loans . These trends were partly offset by : (i) a Ch $ 9 , 833 million drop in ECLs due to the same factors explained for Retail Banking and the effect of a higher depreciation of the Ch $ on allowances of cross border loans, and (ii) an increase of Ch $ 6 , 337 million in operating expenses owing to the effect of inflation on salaries and other diverse effects . As of Jun - 22 the segment’s pre - tax income was Ch $ 326 , 373 million as compared to the Ch $ 138 , 284 million recorded as of Jun - 21 , which represents a Ch $ 188 , 089 million rise or 136 . 0% . This change primarily relied on : (i) higher contribution of increased inflation on the UF net asset exposure allocated to the segment, (ii) greater annual contribution from DDA by ~Ch $ 65 , 200 million given the changes in the interest rate scenario and an 11 . 6 % rise in average DDA balances, (iii) income from loans going up Ch $ 11 , 700 million based on a 13 . 8 % growth in average balances, and (v) higher revenues from FX spot transactions conducted by the segment’s customers . These effects were partly offset by : (i) higher ECLs by Ch $ 30 , 359 million due to both additional provisions and changes in credit behavior of some customers, and (ii) higher operating expenses by Ch $ 10 , 200 million given the formerly explained drivers . | 39

Management Discussion & Analysis Treasury Segment Our Treasury recorded pre - tax income of Ch $ 21 , 523 million during the 2 Q 22 , which denotes an annual advance of Ch $ 13 , 577 million or 170 . 9 % when compared to the Ch $ 7 , 946 million registered in the 2 Q 21 . This performance was explained by improved results from the Investment and Trading portfolios due to : (i) the positive effect of higher inflation on the accrual of UF - denominated fixed - income securities, and (ii) a low comparison base effect due to the unfavorable changes in local long - term interest rates during the 2 Q 21 that negatively impacted the fair value of debt securities . These effects were partly offset by : (i) lower results from Counterparty Value Adjustment (CVA/DVA) for derivatives due to increased Probabilities of Default (PDs) and the sharp depreciation of the Ch $ during the 2 Q 22 when compared to a year earlier, and (ii) higher impairments of fixed - income financial assets due to the increased probabilities of default mentioned earlier . As of Jun - 22 , the Treasury segment posted an income before income taxes of Ch $ 47 , 230 million from the Ch $ 17 , 750 million achieved as of Jun - 21 . The annual increment of Ch $ 29 , 480 million was principally explained by : (i) the positive effect of higher inflation in the 1 H 22 as compared to the 1 H 21 on the accrual of UF - denominated securities, (ii) increased gains from financial assets held for trading given favorable shifts in short - term local interest rates given the positions held in bonds and, particularly, in derivatives, and (iii) a low comparison base effect as mentioned earlier . These factors were moderately offset by : (i) lower results from CVA/DVA for derivatives as a result of a higher depreciation of the Ch $ as of Jun - 22 and changes in PDs, and (ii) higher impairments of fixed - income financial assets as mentioned for the quarterly analysis . Subsidiaries Our Subsidiaries posted an annual rise of Ch $ 6 , 765 million in income before income taxes, from Ch $ 17 , 921 million in the 2 Q 21 to Ch $ 24 , 686 million in the 2 Q 22 . This amount was the consequence of : (i) an annual improvement of nearly Ch $ 3 , 130 million in pre - tax income from our Mutual Funds subsidiary, mostly explained by a change in the portfolio mix by investors since mid 2021 , from fixed - income to equity funds that bear higher margins, (ii) an annual surge of ~Ch $ 2 , 980 million in our Securities Brokerage subsidiary explained by higher net financial income due to favorable shifts in markets factors, particularly in local interest rates, when compared to a year ago, and (iii) higher income before income taxes by ~Ch $ 1 , 080 million in our Investment Banking subsidiary, mostly driven by higher net fees associated with specific deals carried out during the 2 Q 22 . As of Jun - 22 , our Subsidiaries recorded a pre - tax income of Ch $ 44 , 387 million, which was Ch $ 11 , 239 million or 33 . 9 % above the Ch $ 33 , 148 million registered as of Jun - 21 . This annual increase was supported by an annual growth of Ch $ 15 , 337 million in operating revenues, which had to do with : (i) an annual increment of ~Ch $ 6 , 600 million in pre - tax income from our Mutual Funds subsidiary due to portfolio mix rebalancing towards equity funds as investors sought for higher profitability, (ii) a YoY rise of ~Ch $ 6 , 400 million in our Securities Brokerage subsidiary, mostly explained by net financial income as mentioned earlier, and (iii) an increase of almost Ch $ 750 million in our Investment Banking subsidiary given the same drivers explained above . These factors were to some extent offset by higher overall operating expenses by Ch $ 4 , 098 million, which was concentrated in our Securities Brokerage subsidiary in approximately 50 % given annual growth in salaries and variable compensation due to improved commercial activity . | 40

Management Discussion & Analysis Balance Sheet Analysis As of June 2021, December 2021 and June 2022 (In Millions of Ch$) Loan Portfolio In spite of the cool down process that is experiencing the local economy, our loan portfolio has continued growing with a similar pace than the industry’s one . However, as we noticed in our previous quarterly report, the expansion has been highly influenced by changes in market factors, such as inflation and Chilean peso depreciation, rather than business dynamics, with exception of the real rebound we have witnessed in consumer loans, produced by both the decrease in the liquidity surplus among individuals and particular commercial efforts that pursued to reactivate some products and sub - segments . Thus, the behavior of our commercial and mortgage loans are quite aligned with data revealed by the Central Bank for the 2 Q 22 , which highlighted more restrictive offer conditions and subdued demand in a context of higher inflation, economic slowdown and higher interest rates . Likewise, the Central Bank noted a slowdown in the demand for consumer loans while also recognizing more restrictive offer from banks . On an annual basis our total loans denoted a 10 . 9 % annual increase or Ch $ 3 , 496 , 716 million, from Ch $ 32 , 227 , 373 million in Jun - 21 to Ch $ 35 , 724 , 089 million in Jun - 22 , which was the consequence of annual growths of 18 . 3 % in consumer loans, 9 . 9 % in commercial loans and 9 . 8 % in residential mortgage loans . Consumer loans displayed a clear annual rebound by increasing Ch $ 708 , 970 million, explained by both installment loans and credit card loans and aligned with lower liquidity surplus among individuals, present during all 2021 , to afford consumption of durable goods . This behavior is also in line with diverse industry metrics, such as sales of new cars that according to the Central Bank increased 24 . 4 % on an annual basis as of Jun - 22 . Furthermore, these trends coupled with campaigns we deployed for the use of our credit cards through a reinforced loyalty program and also installment loans offering that translated into installment loan origination of Ch $ 515 , 221 million in the 2 Q 22 , which is a level comparable to the historical highs . As a result, we managed to revert the trend seen by the Central Bank in terms of demand for consumer loans . Residential mortgage loans, instead, grew Ch $ 962 , 572 million in Jun - 22 when compared to Jun - 21 , which is below 12 - month inflation of 11 . 4% . This behavior was aligned with both less risk appetite on this product due to its risk - return equation and also the slowdown seen in the real estate market, affected by the level of interest rates and inflation that is supposed to remain high in the mid - term . Accordingly, the increase in total balances of residential mortgage loans had to do with the effect of inflation as that portfolio is almost entirely denominated in UF . In the case of commercial loans, total balances increased Ch $ 1 , 825 , 174 million on a yearly basis, which was largely supported by an expansion of Ch $ 1 , 100 , 664 million or 7 . 3 % in commercial credits and trade finance loans growing Ch $ 427 , 153 million or 35 . 5% . Whereas growth in commercial credits was influenced by the effect of inflation on UF - denominated credits, trade finance loans were boosted by both a 25 . 7 % depreciation of the Chilean peso and the reactivation of international trade . Loan Portfolio Evolution (In Millions of Ch$ and %) | 41

Management Discussion & Analysis On a year - to - date basis, our loan portfolio posted an increase of Ch $ 1 , 493 , 972 million or 4 . 4 % when compared to the Ch $ 34 , 230 , 117 million posted as Dec - 21 . This expansion was supported by an increase in commercial loans, representing 44 % of the total amount, and to a lesser extent, by similar increments in residential mortgage and consumer loans representing 33 % and 23 % of the total amount, respectively . Commercial loans posted year - to - date nominal growth of 3 . 4 % or Ch $ 662 , 555 million, which was largely explained by an increment of Ch $ 357 , 983 million in trade finance loans, equivalent to a 28 . 2 % year - to - date increase, explained by both the higher dynamism in the import/export sectors and, to a lesser degree, a depreciation of 8 . 2 % in the Chilean peso . This represent a negative real growth, particularly in commercial credits, which is aligned with both the lowered economic activity and also the uncertainty surrounding the local and global economic outlook that is seemingly promoting a wait and see strategy among wholesale customers when planning capital expenditures . Likewise, residential mortgage loans advanced Ch $ 487 , 660 million or 4 . 7 % year - to - date . Once again, this growth was highly attributable to the effect of inflation, amounting to 6 . 8 % year - to - date (measured as UF variation), on UF - denominated balances and negative real growth associated with the already mentioned business dynamics from the demand side and our strategic view on this product . On the other hand, consumer loans posted a year - to - date increase of Ch $ 343 , 757 million or 8 . 1% , which has mainly been caused by reinforced commercial campaigns in installment loans and credit cards while being along with bolstered demand from our customers in a context of lowered disposable income among individuals in comparison with 2021 . Loans by Segment (In Millions of Ch$ and %) At a segment level our loan portfolio was mostly comprised of : (i) retail banking loans amounting to Ch $ 21 , 976 , 398 million granted to individuals and SMEs that jointly concentrated a 62 % of total loans, and (ii) wholesale banking loans amounting to Ch $ 13 , 747 , 693 million, which represented 38 % of total loans . Loans granted to individuals accounted for Ch $ 17 , 005 , 559 million, entailing 48 % of the total loan portfolio, of which 49 % is associated with residential mortgage loans and 21 % are consumer loans . Loans managed by the Retail Banking segment grew 7 . 9 % in Jun - 22 when compared to the Ch $ 20 , 370 , 067 million recorded in Jun - 21 and increased 3 . 4 % in relation to the Ch $ 21 , 253 , 441 million in Dec - 21 . These trends were mainly the result of : Personal Banking loans increasing 10 . 5 % on an annual basis from Ch $ 15 , 384 , 788 million in Jun - 21 to Ch $ 17 , 005 , 559 million in Jun - 22 . As compared to Dec - 21 , loans to individuals posted an increase of 4 . 8% , from the Ch $ 16 , 230 , 965 million . In this segment, consumer loans reached Ch $ 4 , 376 , 733 million, equivalent to an increase of 18 . 1 % as compared to Jun - 21 and 8 . 1 % as compared to Dec - 21 . It is important to mention that, even though a slowdown in the economy and a weak demand reported by the Central Bank, we managed to advance as a consequence of strengthened commercial campaigns to promote instalment loans and the use o credit cards by delivering sophisticated value offerings for middle income segment individuals . In addition, residential mortgage loans registered a total amount of Ch $ 10 , 012 , 520 as of Jun - 22 , posting an increment of 9 . 5 % as compared to Jun - 21 and 4 . 6 % as compared to Dec - 21 . These figures negatively compare to the inflation of this period ( 11 . 4 % YoY and 6 . 8 % in 1 H 22 ) and are in line with a context of higher interest rates and our lower appetite on this product as previously mentioned . Loans granted to SMEs reached Ch $ 4 , 970 , 839 million as of Jun - 22 , which represents a slight decrease of 0 . 3 % when compared to the Ch $ 4 , 985 , 279 million posted in Jun - 21 and a decline of 1 . 0 % in comparison with the Ch $ 5 , 022 , 476 million registered in Dec - 21 . The deceleration evidenced by this segment had mainly to do with : (i) the slowdown that is taking place in the economy as a whole as reflected by the evolution of the Monthly Economic Activity Index (IMACEC), and (ii) a comparison base effect associated with a period of strong growth in this segment that was primarily fostered by the deployment of the Fogape Reactiva program in 2021 . The loan portfolio managed by the Wholesale Banking segment posted a remarkable 15 . 6 % increase when compared to the Ch $ 11 , 894 , 680 million recorded in Jun - 21 , and a 5 . 7 % increase in relation to the Ch $ 13 , 002 , 745 million posted in Dec - 21 . The main underlying causes for these changes were : Loans managed by our Corporate unit totaled Ch $ 8 , 215 , 775 million in Jun - 22 , which represents a 23 . 4 % annual increase in relation to the Ch $ 6 , 658 , 085 million posted in Jun - 21 . Compared to Dec - 21 , loans managed by these units registered an increment of 6 . 5 % from the Ch $ 7 , 716 , 528 million . These expansions are mainly explained by loan growth among customers belonging to the concessions, natural resources and real estate industries, in light of specific | 42

Management Discussion & Analysis projects retaken after the pandemic and the effect of inflation and trends followed by exchanges rates in certain specific credits . Loans to Middle Market companies that amounted to Ch $ 5 , 531 , 918 million in Jun - 22 , which denotes a 5 . 6 % annual increase when compared to the Ch $ 5 , 236 , 595 million reached in Jun - 21 . As compared to Dec - 21 , loans managed by this unit posted an increment of 4 . 6 % from the Ch $ 5 , 286 , 217 million reached at the end of the year . The behavior shown by this segment is mainly related to the effect of exchange rates in USD - denominated credits . Market Share in Loans (1) (% as of the end of each period) (1) Excluding operations of subsidiaries abroad. As of Jun - 22 , we achieved a 16 . 4 % market share in total loans, which compares to the 16 . 7 % reached in Dec - 21 and the 16 . 9 % stake attained in Jun - 21 . On an annual basis, the decrease in overall market share was mainly caused lower market share in residential mortgage loans, which passed from 16 . 2 % in Jun - 21 to 15 . 5 % in Jun - 22 . This market share is in line with our strategic goals for 2022 and our consistent focus on SMEs and consumer loans over other lending products . Our aim is to maintain or gain market share in commercial and consumer loans while keeping our current market share in total loans . In terms of expected loan growth going forward, we continue to consider an expansion below long - term average of real multipliers over GDP for 2022 . Thus, we foresee nominal growth in line with inflation for our whole loan book this year, in light of the prevailing and further deterioration of the macroeconomic environment . Debt Securities Portfolio Our debt securities portfolio amounted to Ch $ 7 , 847 , 564 million as of June 30 , 2022 and continued to be mainly composed of Central Bank’s and Government’s bonds, representing 80 . 0 % of the total portfolio, followed by instruments issued by local banks representing 19 . 2 % of the total amount . Positions held in fixed - income securities issued by local corporate issuers, foreign issuers and mutual funds jointly represented less than 1 % as of the same date . After many quarters with no holdings in fixed - income securities issued by foreign issuers we have taken positions again based on our view on corporate credit spreads, particularly bonds issued by first - class U . S . banks and classified as part of the portfolio measured at fair value through other comprehensive income . Debt Securities Portfolio by Type of Instrument (In Millions of Ch$ and %) In terms of investment purpose, as of June 2022 our debt securities portfolio was primarily composed of instruments measured at fair value through other comprehensive income or FVTOCI ( 46 . 8% ) as a directional investment in light of our mid - term view on interest rates . We also manage securities held for trading (representing 42 . 0 % of the total portfolio), which are primarily comprised of short - term instruments – mainly concentrated in Central Bank’s notes – that pursue to meet “technical reserve requirements arising from demand deposit balances, so the financial exposure linked to this portfolio is certainly not material explained in the Market Risk section of this report . To a lesser degree we also had instruments measured at amortized cost ( 11 . 1% ), which comprise part of our high quality liquidity buffer . | 43

Management Discussion & Analysis Debt Securities Portfolio by Purpose (In Millions of Ch$) As of June 30, 2022 our securities portfolio had a total balance that surpassed by Ch$1,817,971 million the level recorded in Jun - 21. This expansion was driven by diverse factors, including: An increase of Ch $ 1 , 310 , 244 million in FVTOCI securities, from Ch $ 2 , 364 , 328 million in Jun - 21 to Ch $ 3 , 674 , 572 million in Jun - 22 . The increment was primarily the result of greater positions in securities issued by the Chilean Government and the Chilean Central Bank, jointly explaining an annual rise of Ch $ 1 , 046 , 264 million, from Ch $ 1 , 405 , 998 million in Jun - 21 to Ch $ 2 , 452 , 262 million in Jun - 22 . Furthermore, we increased our exposure to time deposits issued by local banks from Ch $ 1 , 083 , 432 million to Ch $ 1 , 508 , 851 million within the same period . As mentioned in our previous report, the changes in our FVTOCI portfolio have been prompted by our expectations on local interest rates, which should tend to normalize as long as inflation smooths in the coming quarters while converging to the Central Bank’s target range . In the meantime, we expect to continue benefiting from high accrual from fixed - income securities associated with inflation, as most of them are UF - denominated . Positions taken in Government’s securities as part of our portfolio of securities measured at amortized cost by Ch $ 743 , 949 million . We made this decision by mid - 2021 with the aim of taking advantage of higher accrual in an environment of increasing long - term interest rates and low cost of funds . In addition, this represented a business choice in a context of tempered loan growth and high levels of demand deposits . Greater balances held in our trading portfolio by Ch $ 158 , 097 million, passing from Ch $ 3 , 134 , 129 million in Jun - 21 to Ch $ 3 , 292 , 226 million in Jun - 22 . The increase mostly relied on augmented positions in notes issued by local banks, as part of the trading portfolio managed by our Securities Brokerage subsidiary, which took advantage of changes in market factors . These factors were partly counterbalanced by a decrease of Ch $ 394 , 318 million in other instruments, largely attributable to lowered positions in mutual funds formerly held for liquidity management purposes in Jun - 21 and no exposure to these types of instruments in Jun - 22 , given the change in the short - term interest rates fostered by the hawkish moves undertaken by the Central Bank since the end of 2021 , which provided us with more attractive investment alternatives . When compared to Dec - 21 , our securities portfolio remained almost flat by posting and overall increase of Ch $ 76 , 316 million from the Ch $ 7 , 771 , 248 million posted as of the end of that period . This change was mostly supported by : An increase of Ch $ 619 , 763 million in FVTOCI securities from Ch $ 3 , 054 , 809 million in Dec - 21 to Ch $ 3 , 674 , 572 million in Jun - 22 , primarily concentrated in time deposits issued by local banks with maturities of up to one year, as part of our liquidity management strategies and to take advantage of our view on interest rates . An increment of Ch $ 31 , 975 million in securities measured at amortized cost, totally explained by the effect of cumulative interest and inflation accrual on both peso - denominated and UF - denominated Government and Central Bank’s bonds . These factors were partly offset by : A decrease of Ch $ 445 , 716 million in securities held for trading from Ch $ 3 , 737 , 942 million in Dec - 21 to Ch $ 3 , 292 , 226 million in Jun - 22 , primarily due to lowered positions in Central Bank’s notes by Ch $ 451 , 507 million as a result of lower “technical reserve” requirements supported by both a sharp decrease in total demand deposits given the marked increase in the monetary policy interest rate and, to a lesser degree, bolstered regulatory capital . Lower positions in other instruments from Ch $ 129 , 706 million in Dec - 21 to no exposure in Jun - 22 , principally associated with changes in liquidity needs . Over the next quarters, we should gradually decrease positions in Central Bank’s notes for “technical reserve” purposes, based on our forecast of a downward trend in DDA . Likewise, all things equal, our aim is to keep on evaluating further exposures in off - shore securities in our FVTOCI book as long as we see attractive credit spreads . | 44

Management Discussion & Analysis Local Interest Rates (Nominal and Real Rates in %) Source: Risk America and Chilean Central Bank As for local interest rates, they have continued to beat expectations, particularly in shorter terms of the yield curve . In fact, the peso - denominated yield curve has become inverted, behavior that has been fueled by the efforts deployed by the Central Bank in order to cope with above - average inflation in the short - run while anchoring expectations in the mid - term . Thus, whereas overnight interest rates have ended up the 1 H 22 around 9 . 0% , long - term peso - denominated interest rates (as represented by five - year and ten - year Central Bank’s bonds) have stabilized in the range of 6 . 0 % to 7 . 0 % by the end of Jun - 22 , which is comparable to the levels observed a quarter earlier . The behavior shown by the overnight rate has been caused by two additional hikes of 1 . 25 % and 0 . 75 % in the monetary policy interest rate during the 2 Q 22 , from 7 . 0 % in Mar - 22 to 9 . 0 % in Jun - 22 . This level compares to the 0 . 5 % and the 4 . 0 % prevailing in Jun - 21 and Dec - 21 , respectively . In turn, long - term interest rates reflect an implied inflationary compensation that is standing at levels of 4 . 0 - 4 . 5 % as depicted by the spread between the peso - denominated and the UF - denominated five - year and ten - year bonds . We believe that over the coming quarters local interest rates should continue to be influenced by short - term inflation and the Central Bank’s ability to anchor expectations in the long - run . In this regard, the Central Bank has noticed that new upward adjustments to the MPR are expected, though at lower levels as long as inflation smooths . All in all, we expect the MPR to climb to levels of 10 . 5% – 11 . 0 % over the next quarter while standing at that point for the rest of the year . Likewise, political uncertainty related to reforms presented by the current administration in several fields including taxation and changes to the pension and the health system, in addition to the exit referendum for the constitutional process in September 2022 could imprint some volatility in local interest rates in the short - term . Other Assets Our other assets posted an increase of Ch $ 1 , 723 , 396 million on an annual basis by evolving from Ch $ 9 , 701 , 930 million in Jun - 21 to Ch $ 11 , 425 , 326 million in Jun - 22 . This rise was to a great extent explained by market factors rather than structural changes in our balance sheet . Thus, the variation was explained by : (i) an increase of Ch $ 2 , 231 , 940 million in derivatives (including both held for trading and hedge accounting), which was influenced by both the sharp depreciation of the Chilean peso that reached 25 . 7 % during the period on the grounds of many factors including changes in the monetary policy deployed by the US Federal Reserve, as well as local political and economic uncertainty and ongoing geopolitical conflicts, which coupled with greater notional amounts associated with increased transactions carried out by customers and institutional counterparties in a context of increased FX and interest rate volatility, and (ii) an annual rise of Ch $ 278 , 867 million in cash and due from banks, principally related to deposits in the Central Bank . These factors were partly offset by a decrease of Ch $ 1 , 101 , 792 million in Loans and Advances to Banks, supported by lower deposits in the Central Bank for liquidity purposes as lower “technical reserve” requirements have mainly been satisfied with fixed - income securities (trading portfolio) . Other Assets (In Millions of Ch$) | 45

Management Discussion & Analysis When compared to Dec - 21 , our other assets posted an increase of Ch $ 1 , 002 , 873 million . The year - to - date increase was mainly explained by : (i) a year - to - date rise of Ch $ 986 , 777 million in derivatives, which once again relied on both the 8 . 2 % depreciation of the Chilean peso during the 1 H 22 and the reactivation of the demand for derivative instruments among customers and institutional counterparties in order to manage market risk affecting their business in a context of high volatility, which caused an increase in notional amounts, (ii) an increment of Ch $ 815 , 889 million in Loans and Advances to Banks, mainly as a result of greater liquidity deposits in the Central Bank by Ch $ 910 , 000 million to manage liquidity surplus more efficiently . The latter also explains a year - to - date decrease of Ch $ 1 , 027 , 517 million in Cash and Due from Banks (Bank’s own current accounts), which is explained by lower amount in our account held in the Central Bank for transactional and payment purposes . Current Accounts & Demand Deposits Demand Deposits (DDA) have continued moving in line with the changes in the macroeconomic environment by experiencing a significant decrease from levels seen in 2021 as a consequence of the excess of liquidity that prevailed in the economy during past quarters . This evolution has been promoted by both the vanishing of former liquidity buffers held – particularly – by individuals associated with aid measures during the COVID crisis and, more recently, the effect of inflation on individuals’ preferences and on the hawkish mood adopted by the Chilean Central Bank to deal with it, which has resulted in a sharp increase in short - term interest rates . As a consequence, our DDA balances reached Ch $ 15 , 507 , 954 million in Jun - 22 , which represented an annual decrease of Ch $ 1 , 420 , 535 million or 8 . 4 % when compared to the Ch $ 16 , 928 , 489 million posted in Jun - 21 and a year - to - date decrease of Ch $ 2 , 741 , 927 million or 15 . 0 % in relation to the Ch $ 18 , 249 , 881 million recorded as of December 2021 . The changes in overall DDA have been mirrored by both the retail and the wholesale banking segments, although displaying different intensity . In this regard, the retail banking segment has witnessed a 12 - month decrease of Ch $ 1 , 635 , 477 million or 15 . 9 % and a year - to - date drop of Ch $ 1 , 927 , 477 million or 18 . 2 % from the Ch $ 10 , 315 , 060 million and the Ch $ 10 , 607 , 060 million recorded in Jun - 21 and Dec - 21 , respectively . In the case of the wholesale banking segment, DDA balances have decreased as well but to a lesser degree as evidenced by balances increasing slightly on an annual basis by Ch $ 214 , 942 million or 3 . 3 % while going down Ch $ 814 , 450 million year - to - date, which represents a 10 . 7 % drop, demonstrating that the liquidity surplus had been more concentrated in the retail banking segment rather the wholesale banking one, since the latter normally have more sophisticated approaches to manage their liquidity . Total Demand Deposits (In Millions of Ch$) As mentioned in previous reports, the trend followed by DDAs has been fostered by : The sharp increase in short - term interest rates since the end of 2021 , given the aggressive policy undertaken by the Chilean Central Bank to control inflation . This approach has resulted in several hikes that have led the monetary policy rate from 0 . 5 % in Jun - 21 to 9 . 0 % in Jun - 22 , all translating into a higher opportunity cost for investors, which has motivated them to move from DDA to time deposits or mutual funds in pursuit of profitability instead of liquidity . An inflation rate that stood at 12 - month levels of 11 . 4 % in Jun - 22 (measured as UF variation), which also discourage depositors to maintain balances in DDA that – generally speaking – are not interest bearing . A decrease in the liquidity surplus seen in the local economy over the last year, particularly among individuals, fostered after three pension fund withdrawals (and one withdrawal from annuities) and the important fiscal aid package deployed by the government in the past two years . | 46

Management Discussion & Analysis Total Demand Deposits by Currency (In Millions of Ch$) In line with the decrease experienced by retail banking DDA, due to the reasons said above, the contraction has been concentrated in local currency DDA rather than foreign currency . As of Jun - 22 DDA in local currency had decreased Ch $ 1 , 596 , 643 or 10 . 9 % when compared to Jun - 21 and Ch $ 1 , 872 , 732 million or 12 . 6 % in relation to Dec - 21 . Also, as we pointed out in our last report, DDA in foreign currency have continued to represent a share that is above the long - term average levels as a percentage of our total DDA . However, in Jun - 22 we have seen a slowdown in this trend as foreign currency DDA passed from Ch $ 3 , 368 , 655 million in Dec - 21 to Ch $ 2 , 499 , 459 million in Jun - 22 although increasing moderately from the Ch $ 2 , 323 , 351 million posted in Jun - 21 . This is aligned with the step taken by the U . S . Federal Reserve in Jun - 22 that increased the overnight rate by 75 bp . in order to cope with inflation, which has an effect in the opportunity cost of this type of balances . Thus, although the portion of foreign currency DDA declined from 18 . 5 % in Dec - 21 to 16 . 1 % in Jun - 22 , it is expected to remain above long - term shares of total DDA as long as uncertainty regarding the local economic and political environment lingers, local inflation continues to be above the Central Bank target range and the Chilean peso high depreciation persists . In terms of market positioning we continued to lead the industry in DDA as reflected by a market share of 21 . 0 % as of Jun - 22 . Likewise, in spite of the decrease in retail banking DDA, we continue to be the preferred bank to save DDA for our personal banking customers, as evidenced by a market share of 24 . 5 % in current account balances as of Jun - 22 . We expect to maintain this level of market share over the rest of the year notwithstanding the dynamics seen in the industry . Going forward, we reaffirm what we pointed out in the last quarterly report in terms of the consolidation of the downward trend in DDA over the rest of the year, based on the local and global economic landscape, marked by inflation and increasing interest rates that should discourage people and companies to hold savings in non - interest bearing deposits . This behavior is already evidenced by the ratio of DDA to total loans, which has decreased from 52 . 5 % in Jun - 21 to 43 . 4 % in Jun - 22 . We expect this trend to consolidate over the rest of the year by converging to a ratio of ~ 30 % of DDA over total loans as we forecasted in the 1 Q 22 . However, we are seeing now a correction in terms the path to be followed by local currency and foreign currency DDA, since coming changes in the U . S . Fed policy should lead foreign currency DDA to decrease as well unless they could be used as a haven for local depositors in times of higher uncertainty . Time Deposits & Saving Accounts The trend shown by time deposits has been inversely correlated to the path followed by DDA as both represent short - term financing for our operations while following opposed relationships with interest rates . Accordingly, time deposits have continued to grow steadily in light of both higher than normal inflation and increasing interest rates that have stimulated depositors to gradually move from DDA to time deposits, particularly in local currency . Time Deposits by Segment (In Millions of Ch$) | 47

Management Discussion & Analysis In fact, time deposits increased Ch $ 4 , 256 , 480 million on an annual basis from Ch $ 7 , 742 , 243 million in Jun - 21 to Ch $ 11 , 998 , 723 million in Jun - 22 , representing a 55 . 0 % annual increment . Likewise, when compared to Dec - 21 , total time deposits increased Ch $ 3 , 195 , 009 million or 36 . 3 % year - to - date from the Ch $ 8 , 803 , 714 million reached at the end of 2021 . The faster year - to - date growth, in comparison with the annual increase, has undoubtedly been influenced by the sharp surge posted by the monetary policy interest rate from 4 . 0 % in Dec - 21 to 9 . 0 % in Jun - 22 , along with a 12 - month inflation rate that surpassed double - digit figures, particularly in the 2 Q 22 . Thus, as mentioned in our last quarterly report, time deposits have become the main tool for individuals to protect their savings from the impact of inflation . In addition, in periods of increased volatility in capital markets and higher short - term rates, time deposits are seen as an attractive risk - adjusted investment . When looking at the business segments, time deposits have continued growing in both the retail and the wholesale banking segments, although at a different pace . The retail banking segment, for instance, has presented a steady increase as evidenced by a 60 . 8 % annual advance when compared to Jun - 21 from Ch $ 5 , 324 , 930 million to Ch $ 8 , 565 , 029 million in Jun 22 , in line with the decrease in DDA . Year - to - date, the trend is the same, as depicted by a 32 . 1 % increase when compared to Dec - 21 , equivalent to a Ch $ 2 , 080 , 342 million increment . Similarly, time deposits taken by wholesale banking customers increased significantly, from Ch $ 2 , 417 , 313 million in Jun - 21 and Ch $ 2 , 319 , 027 million in Dec - 21 to Ch $ 3 , 433 , 694 million in Jun - 22 . The faster growth in wholesale banking customers is also correlated with an increase in foreign currency time deposits, from Ch $ 1 , 146 , 472 million in Jun - 21 and Ch $ 1 , 188 , 497 million in Dec - 21 to Ch $ 1 , 632 , 828 million in Jun - 22 , which could be explained by both, the recent and expected moves of the U . S . Fed in terms of monetary policy rate and also the trend followed by the exchange rate in Chile and the political landscape that could give even more upside for the US - dollar locally . We expect the upward trend in time deposits and saving accounts to continue over the next quarters in an economic environment marked by higher interest rates – principally motivated by the Central Bank’s tightening actions – and 12 - month inflation hovering in the range of 11 % to 12 % throughout the rest of the year . Long - Term Debt As mentioned in the 1 Q 22 , given our expectation of a downward trend in DDA and increasing interest rates, we focused on reactivating our long - term debt program by the end of 2021 . This strategy has continued during 2022 through placements in Chile and abroad . Debt Issued (In Millions of Ch$) These actions, in Chile and overseas, explain the annual growth in long - term debt, which passed form Ch $ 8 , 771 , 309 million in Jun - 21 to Ch $ 9 , 754 , 726 million in Jun - 22 , which entails an 11 . 2 % or Ch $ 983 , 417 million year - on - year . This increase was primarily concentrated in senior bonds, fostered by placements amounting to Ch $ 473 , 538 million in Chile and Ch $ 736 , 341 million abroad between Jun - 21 and Jun - 22 . Likewise, the annual increase of 11 . 4 % in inflation (measured as UF variation) and the sharp depreciation of 25 . 7 % of the Chilean peso against the US - dollar (and against other currencies) had a translation effect on UF - denominated bonds and bonds denominated in foreign currency, respectively . These effects were partly offset by bond amortizations, particularly due to lower use of commercial papers from Ch $ 329 , 959 million in Jun - 21 to Ch $ 121 , 585 million in Jun - 22 , given the use of other kind of funding in foreign currency, particularly with banks . Our subordinated bonds, instead, rose 8 . 0 % on a yearly basis, mostly supported by inflation as all of them are denominated in UF . | 48

Management Discussion & Analysis On a year - to - date basis, our long - term debt increased Ch $ 275 , 821 million or 2 . 9 % from the Ch $ 9 , 478 , 905 million recorded in Dec - 21 . This increase mostly relied on the following bond placements : Ch$195,628 million in UF - denominated bonds in the local market with tenors between 14 and 19 years. Ch$51,670 million in foreign currency bonds issued overseas with tenors of 20 years. The issuance of further debt in the 1 H 22 (all carried out in the 1 Q 22 ) coupled with the impact of higher inflation ( 6 . 8 % year - to - date, measured as UF variation) and depreciation of the Chilean peso ( 8 . 2 % year - to - date against the US - dollar) on the balances of bonds denominated in UF and foreign currency, respectively . Instead, we reduced the utilization of commercial papers from Ch $ 348 , 819 million in Dec - 21 to Ch $ 121 , 585 million in Jun - 22 , which have been replaced with funding from banks at more competitive terms to finance trade finance operations . In the 1 Q 22 we pointed out that we expected to continue issuing long - term debt in both UF and foreign currency (swapped to UF) in order to manage term and UF gaps . Nonetheless, since uncertainty has dominated the scene throughout this year, we are continuously assessing the steps we will take in terms of funding, particularly given the recent changes in the outlook on the Chilean economy, loan growth and market factors, which will determine the terms and currencies at which we will finance our balance sheet in the coming quarters . Other Liabilities The evolution of our other liabilities had much to do with changes in market factors . As of Jun - 22 , our other liabilities accounted for Ch $ 12 , 616 , 445 million, which represented an annual increase of Ch $ 2 , 675 , 754 million or 26 . 9 % from the Ch $ 9 , 940 , 691 million reported in Jun - 21 and an increment of Ch $ 1 , 684 , 141 million or 15 . 4 % when compared to the Ch $ 10 , 932 , 304 million recorded in Dec - 21 . The annual change was mainly supported by the surge in derivatives, line - item that increased Ch $ 2 , 213 , 857 million in Jun - 22 when compared to Jun - 21 , which coupled with a moderate increase of Ch $ 263 , 562 million in borrowings from banks . The increase in derivatives is partly explained by the annual depreciation of 25 . 7 % of the Chilean peso against the US - dollar, but particularly because of the increased volatility in the local market, which has promoted the use of derivatives among customers and financial counterparties in order to manage their exposure to market factors . The increase in borrowings from banks has mainly been concentrating in foreign banks, which increased by Ch $ 265 , 231 million on an annual basis, which enabled us to replace funding from commercial paper to finance trade finance loans more competitively . Other Liabilities (In Millions of Ch$) Likewise, the year - to - date basis increase in other liabilities had primarily to do with derivatives going up by Ch $ 1 , 223 , 514 million and greater borrowings from banks for an amount of Ch $ 370 , 259 million both in Jun - 22 when compared to total balances of Ch $ 2 , 773 , 199 million and Ch $ 4 , 861 , 865 million in Jun - 21 and Dec - 21 , respectively . Once again, the increase in derivatives was explained by the effect of the year - to - date Chilean peso depreciation of 8 . 2 % against the US - dollar, which affects the fair value of derivative instruments and, largely, due to an intensified hedging activity from customers and financial counterparties amid an environment marked by higher volatility in interest rates and, particularly, in the FX market . As for borrowings from banks, the year - to - date rise was also explained by the replacement of funding from commercial paper to finance trade finance loans . | 49

Management Discussion & Analysis Equity Our equity totaled Ch $ 4 , 426 , 495 million in Jun - 22 , which denotes an increase of Ch $ 489 , 957 million or 12 . 4 % when compared to the Ch $ 3 , 936 , 538 million reported a year earlier . On a year - to - date basis, the level posted in Jun - 22 represented an increment of Ch $ 132 , 973 million or 3 . 1 % in comparison with the Ch $ 4 , 293 , 522 million posted in Dec - 21 . Total Equity (In Millions of Ch$) The annual change in equity relied on : An annual increase of Ch $ 276 , 677 million in net income recorded year - to - date as of Jun - 22 when compared to the Jun - 21 , once deducted provisions for minimum dividends, based on pay - out ratio of 60 % over net distributable income (i . e . discounting the effect of inflation on our shareholders’ equity) . Retention of Ch $ 253 , 094 million associated with the capitalization of the effect of inflation on our shareholders’ equity for the year ended December 31 , 2021 . These positive factors were partly compensated by an annual decrease of Ch $ 49 , 756 million in equity accounts related to the marking - to - market of both financial instruments measured at fair value through OCI and derivatives held for cash flows hedge accounting as consequence of the already mentioned upward changes in local and international interest rates on an annual basis . Actually, the fair value adjustment of hedge accounting derivatives, decreased by Ch $ 29 , 162 million, primarily due to the effect of increasing foreign interest rates on the asset leg of swap contracts, particularly in 2022 , that more than offset the effect of higher local interest rates in 2021 on the liability leg of swap contracts . Likewise, the fair value adjustment of fixed - income instruments measured at fair value through other comprehensive income also decreased by Ch $ 20 , 457 million from a net loss of Ch $ 33 , 205 million in Jun - 21 to a net loss of Ch $ 53 , 662 million in Jun - 22 . When compared to Dec - 21 , the increase in equity was primarily supported by the retention of Ch $ 253 , 094 million associated with the capitalization of the effect of inflation on our shareholders’ equity for the year ended December 31 , 2021 . This factor was to some extent offset by : A decrease of Ch $ 110 , 671 million in equity accounts related to the marking - to - market of both fixed - income securities measured at fair value through other comprehensive incomes and hedge accounting derivatives . This amount was largely explained by a decrease of Ch $ 102 , 163 million in fair value adjustment of hedge accounting derivatives given the impact of a sharp increase of foreign interest rates on the asset leg of swap contracts and local interest rates (affecting the liability legs) that have not shown a marked trend year - to - date . To a lesser extent, the marking - to - market of fixed - income instruments also decreased Ch $ 8 , 646 million year - to - date due to short - term volatility in local interest rates for specific tenors . A decrease of Ch $ 8 , 720 million in net income recorded year - to - date as of Jun - 22 when compared to the amount earned as of Dec - 21 , once deducted provisions for minimum dividends . | 50

Risk & Capital Management Risk Management Approach Risk Management Principles Banco de Chile’s risk profile ensures that its business can sustainably grow and is aligned with its strategic objectives, in order to maximize value creation and guarantee its long - term solvency . Global risk management takes into consideration the business segments served by the bank, which is approached from an integrated and differentiated perspective . The bank's corporate governance relies on active participation by the board, in order to adequately manage risk, either directly or through committees composed of directors and senior management that have been described in the Corporate Governance section of this report . The board establishes the risk policies, the risk appetite framework, and the guidelines to develop, validate and monitor its models . It approves the provision models and annually issues an opinion on the adequacy of provisions . Management is responsible for establishing rules and procedures, and for controlling compliance with the board’s instructions . The bank has integrated its capital planning process into its strategic planning, in line with the risks inherent to its business, the financial and competitive environment, its business strategy, corporate values, and its risk governance, management and control systems . Its capital planning process is aligned with the regulator’s requirements and incorporates Risk Weighted Asset calculations and stress tests for its credit, market and operational risks, and the integrated measurement of its financial and non - financial risks . The Wholesale Credit Risk Division, the Retail Credit Risk and Global Risk Control Division and the Cybersecurity Division jointly manage risk . They form the corporate risk governance structure, and their highly experienced and specialized teams, together with a robust regulatory framework, secure optimal and effective management of the matters they address . The first two divisions are responsible for credit risk during the loan origination, monitoring and recovery stages for these respective segments . The Wholesale Credit Risk Division has a Market Risk Area that is charged with measuring, limiting, controlling and reporting on market risk, as well as defining valuation and management standards for the bank’s assets and liabilities . The board of directors is responsible for defining and continuously evaluating internal control systems in order to ensure conservative management and effective auditing . To guarantee audit independence, the bank has a hierarchical structure and validation mechanisms in order to address audit issues . | 51

Risk & Capital Management Credit Risk Credit risk assesses the probability that the counterparty in a loan transaction does not meet its contractual obligation because of payment incapacity or financial insolvency, and that leads to a potential loan loss . The bank seeks an adequate risk - return and an appropriate risk balance, through careful credit risk management, which covers the loan origination, monitoring and recovery processes . It also continuously manages risk knowledge using an integral approach, in order to contribute to the business and anticipate threats that may damage its solvency or the quality of its loan portfolio, by developing a unique risk awareness culture throughout the corporation . This requires developing a risk management framework for the business segments served by the bank, responding to regulatory requirements and commercial dynamism, contributing to digital transformation, and contributing to the bank’s businesses from a risk management perspective . It adopts a portfolio perspective that efficiently and proactively manages, resolves and controls the business approval process . The bank integrates socio - environmental criteria into its evaluations for granting financing for domestic and regional projects that might generate such an impact, wherever executed . Projects must have all the permits, authorizations, licenses and studies required for their impacts in order to qualify for financing . For large customers, the bank also has specialized customer service units involved in the process of financing large - scale projects such as public works concessions that include building infrastructure and mining, power or real estate developments, all of which may have an environmental impact . Credit policies and processes are based on the following management principles, which use a specialized approach according to the characteristics of the bank’s markets and segments, and acknowledges their peculiarities : Perform a rigorous evaluation during the loan origination process Implement a continuous, robust portfolio monitoring process Develop credit risk modelling guidelines, covering regulatory aspects and management Implement a timely, flexible, efficient collections structure Efficiently manage teams, tools and information availability Our two credit risk divisions use these management principles to contribute to the business and anticipate threats that may affect solvency and portfolio quality, based on a segmentation by business, as follows : Retail Banking Segment Loan origination for these segments is mainly managed using risk evaluation scoring tools, supported by an appropriate credit attribution model, which is required to approve each transaction . These evaluations examine factors such as total borrowings, payment capacity and maximum acceptable exposure for the customer . Wholesale Banking Segment Origination management for this segment involves an individual assessment of the customer and if it belongs to a group of companies then this takes into consideration the bank’s relationship with the rest of the group . This individual assessment considers income - generating capacity, financial capacity with emphasis on solvency, exposure levels, industry variables, an evaluation of the partners and management and aspects particular to the transaction such as the financing structure, terms, products and any guarantees . | 52

Risk & Capital Management Market Risk Market risk can be defined as the risk of losses in on and off - balance sheet positions, including the trading and the banking book, arising from adverse movements in market factors . The bank separates this risk into three types of financial variables : spot prices, interest rates and options volatility . It has a market risk management policy, approved annually by the board, which sets internal limits and warning levels, in addition to regulatory limits, for measuring financial exposures and/or price risks generated by them . Price risk is measured and controlled for management purposes using several different internal metrics and reports depending whether they are used for exposures in the Trading and Currency Book or the Accrual Book . Regarding internal tools designed for the Trading and Currency Book, price risk is managed by calculating and reporting financial exposures using sensitivities or greeks, and the risk of the entire portfolio using the VaR model . The bank has also established internal metrics for price risk management in the Accrual Book, defining limits and warning levels for interest rate exposure . It measures interest rate exposure using the IRE metric (Interest Rate Exposure), and interest rate risk for the Accrual Book using the EaR 12 M (Earnings at Risk 12 month) methodology . Also, internal policies call for periodic stress testing of Trading and Currency Book positions and the Accrual Book, which are contrasted against the maximum price risk tolerance defined by the board. The use of limits and status of alerts are regularly reported to the respective business units . Similarly, senior management is immediately notified in the event that limits are exceeded or alerts activated, including, if necessary, monitoring of corrective action plans . This information is reported each month to the Finance International and for Market Risk Committee and each quarter to the bank's board . Liquidity Risk Liquidity risk can arise either due to a reduction in the bank’s funding capacity (funding liquidity risk) or a reduction in the traded value of its assets that can be liquidated or its market factors from derivatives held in its portfolios (transaction or trading liquidity risk) . The bank has a liquidity risk management policy, approved annually by the board, which sets limits and warning levels based on internal methodologies that complement regulatory liquidity limits . Funding liquidity is measured, controlled and managed by means of internal metrics, including the Market Access Report (MAR) . MAR limits are established to ensure that funding can be obtained and/or renewed in professional markets under normal operating conditions, in different time horizons and different currencies . The bank also utilizes other metrics to manage liquidity such as minimum liquid assets or liquidity buffers, cross - currency funding, liability renewal rates and financial ratios and others metrics required by the regulator such as the liquidity coverage ratio (LCR) and the net stable financing ratio (NSFR) . Other metrics are used, such as the C 46 Index, which simulates the resulting net cash flow for a given period of time . It also continuously monitors and tracks market variables and/or material events that could impact the bank’s liquidity position . In accordance with its liquidity risk management policy, the bank performs regular stress exercises in order to quantify its cash needs in the event of adverse scenarios of varying severity, contrasted against potentially available action plans . These results are monitored and controlled based on the maximum liquidity risk tolerance defined by the board . Trading liquidity is assured by using limits with certain specific maturities based on the amounts that are normally traded in professional markets for interest rate exposure generated by debt instruments and derivatives . The same processes are used to limit the bank's overall exposure to each currency and to exchange rate volatility with varying maturities . These internal and regulatory metrics are regularly reported to the business units responsible for managing liquidity risk . Similarly, senior management is immediately notified in the event that limits are exceeded or alerts activated, including, if necessary, monitoring of corrective action plans . Measurements and the general status of liquidity risk are reported each month to the Finance, International and Market Risk Committee and each quarter to the bank's board . | 53

Risk & Capital Management Operational Risk Operational risk is the risk of loss resulting from deficiencies or failures in internal processes, staff or systems, or from external events . This definition includes legal risks and excludes strategic and reputation risks . Operational risk is inherent to all activities, products and systems, as well as strategic, business and support processes throughout the organization . All bank employees are appropriately responsible for the management and control of operational risks inherent to their duties, since these risks may result in direct or indirect financial losses . The bank controls and manages operational risk by developing a regulatory and governance framework adapted to the complexity of its business . The Operational Risk Policy defines a comprehensive management framework that includes identifying, evaluating, controlling, mitigating, monitoring and reporting these risks . This requires executing several processes as follows : Process Assessment Supplier Management Fraud Management Operational Event and Loss Management Operational Risk Assessment for Projects Internal Control Basel III Compliance Building an Operational Risk Culture Business Continuity Different situations that could affect the business continuity of the organization or the country, which requires to be constantly prepared to keep operating the products and services that are critical to its customers . Being prepared to face any emergency is key to providing exceptional services to our customers . Therefore, we have developed a robust, consistent Business Continuity Plan to safeguard the bank and its subsidiaries . The objective of the plan is to establish general guidelines for ensuring the safety of our employees, protecting the organization's capital from catastrophic events, maintaining and updating documentation, and conducting training and testing . To comply with these guidelines, the bank has developed a strategy to meet this objective that covers the following areas: Document Management Business Continuity Testing Crisis Management Critical Supplier Management Management of Alternative Sites Relationship with Subsidiaries Internal and Management Process Support Internal Control Measures Technological Risk, Cybersecurity and Data Protection Data security and cybersecurity policies at Banco de Chile establish guidelines regarding the responsibility for and protection of data and its associated risk management, based on both regulatory aspects and international standards . These policies are reviewed annually and apply to employees, external personnel, suppliers and service subcontractors who enter its facilities or have access to bank and subsidiary data . The controls that protect this information and IT assets are defined by regulations, processes and procedures . | 54

Risk & Capital Management Funding Concentration & Liquidity Position From the funding concentration perspective, our liabilities structure continued to be balanced, as reflected by a 44 % share of financial counterparties, 42 % share of retail counterparties and a 14 % composed of wholesale non - financial counterparties . As we anticipated last quarter, the composition has changed moderately based on the path followed by DDA and the increase in long - term debt . In fact, when compared to Dec - 21 , financial counterparties increased from 42 % to 44% , while retail counterparties decreased their share in the same amount . Liability Concentration by Counterparty (As percentage of Total Liabilities) As discussed in the last report, this composition should continue to change temperedly over the next quarters, as long as the trend expected for DDA consolidates, leading to replace that funding with non - retail counterparties . Worth noting is that around two thirds of the liabilities with financial counterparties are concentrated in long - term bonds and borrowings from the Central Bank (related to the FCIC program), both together representing 28 . 3 % of our total liabilities, as of Jun - 22 . As for liquidity, we continue maintaining a solid position as reflected by a Liquidity Coverage Ratio (LCR) and a Net Stable Funding Ratio (NSFR) that have averaged 356 % and 131% , respectively year - to - date as of Jun - 22 . These levels are well above the prevailing regulatory limits of 100 % for LCR and 60 % for the NSFR, as defined by the recent modifications introduced by the Central Bank to the banking liquidity regulation . Liquidity Ratios: LCR and NSFR (In percentage as of each date, based on CMF C49 report) Based on a bolstered liquidity buffer since the beginning of the of COVID 19 crisis, we increased our LCR significantly while maintaining a stable NSFR . In this regard, our stock of high quality liquid assets increased from Ch $ 3 , 022 billion in Jun - 21 to Ch $ 4 , 587 billion in Dec - 21 and to Ch $ 8 , 071 billion in Jun - 22 , primarily composed of fixed - income securities issued by the Chilean Central Bank and Government that comprise our securities portfolio . On the other hand, the 30 - day net cash outflow has remained reasonably flat over the period, which explains the trend followed by the ratio . In the case of the NSFR, instead, given our balance sheet structure and solid management of liquidity gaps, the relationship between available and required funding remain stable over time . As we noticed in the 1 Q 22 , the recent changes introduced by the Central Bank to the treatment of the “technical reserve” (arisen from DDA) on the calculation of both the LCR and NSFR will cause a decrease in the range of 120 to 150 bp . in the LCR from the current levels . The new methodology will go into effect in August 2022 . Yet, based on our HQLA levels we expect to continue complying with the regulatory requirements by far . | 55

Risk & Capital Management Market Risk Although we have increased the notional amount of trading securities in the last year, most of the positions are taken in short - term fixed - income securities, such as Central Bank’s notes, that pursue to meet “technical reserve” requirements . Likewise, we manage our derivatives portfolio in order to keep overall price risks at controlled levels . Thus, sensitivities to market factors in the trading book have remained low . Value - at - Risk Trading Book (1 - day impact / 99% confidence level) The Value - at - Risk (VaR) of our trading book averaged only Ch $ 1 , 115 million in the six months ended on June 30 , 2022 , which represented a 28 . 1 % rise when compared to the VaR posted as of June 30 , 2021 . This change resulted from increased volatility in market factors for the 260 - day period ending June 30 , 2022 when compared to a year earlier, rather than greater exposures, given the dramatic changes in local interest rates, particularly in shorter terms, due to the hikes in the monetary policy interest rate, which has also coupled with a sharp depreciation of the Ch $ that affects our FX position . Earnings - at - Risk Banking Book (12 - month impact / 99% confidence level / 3 - month defeasance period) In regards to the banking book, as displayed by the 12 - month Earnings - at - Risk (EaR) metric, the interest rate risk has increased in 2022 from an average of Ch $ 108 , 916 million as of June 30 , 2021 to Ch $ 213 , 420 million in the same period of 2022 . This 95 . 9 % increment was steered by higher volatilities in the 3 - year sample ended on June 30 , 2022 in almost all market factors when compared to the same period for June 2021 . However, most of the impact was associated with higher volatility of short - term peso interest rates, given the changes in the monetary policy interest rate, as previously mentioned, which significantly affected shorter terms of the yield curve . It is also worth noting that based on our expectation on increasing inflation, we enlarged our indexed - inflation net asset exposure in the banking book by mid Jun - 21 from Ch $ 6 , 622 Bn . to Ch $ 7 , 802 Bn . in Jun - 22 , which is composed of both our structural position that covers the effect of inflation on our shareholders’ equity and the management position handled by our Treasury segment . This annual expansion, together with above - average inflation recorded since the end of 2021 has significantly benefited our operating revenues as mentioned in the MD&A section . Inflation - Indexed Position in the Banking Book (In Billions of Ch$, End of Period) Based on the income accrued from inflation, we believe our strategy has more than compensated the risk taken . The important thing is that we are continually assessing the expected path for inflation in order to reduce our exposure if necessary by means of a flexible funding structure and the management of our investment portfolio . In Millions of Ch$ 2021 2022 Ch$ % Average Maximum Minimum 871 1,507 425 1,115 1,700 640 245 193 215 28.1% 12.8% 50.5% As of June 30, Change In Millions of Ch$ As of Ju 2021 ne 30, 2022 Chang Ch$ e % Average 108,916 213,420 104,504 95.9% Maximum 116,037 237,932 121,895 105.0% Minimum 102,504 179,379 76,875 75.0% | 56

Risk & Capital Management Operational Risk Regarding Operational Risk, we aim to keep a reasonable level of losses, by means of monitoring and controlling the proper functioning of our processes, personnel and internal systems while also considering external issues . In order to achieve this goal, we operate through an Integral Risk Management Framework as well as a governance structure that suits the complexity of our business . As of June 30 , 2022 , we accounted for net operational losses of Ch $ 6 , 381 million, which was primarily composed of : (i) losses associated with external fraud representing 59 . 6% , (ii) losses related to execution, delivery and business processes concentrating 21 . 4% , and (iii) other effects amounting to 19 . 0% , mainly comprised by losses related to labor practices and labor security as well as customers, products and business practices . Net Operational Losses by Type (In Millions of Ch$ / Net of Recoveries) The amount recorded as of June 30 , 2022 represented an annual increase of 65 . 6 % or Ch $ 2 , 528 million when compared to the amount of Ch $ 3 , 853 million recorded in the same period last year . The annual increment was largely attributable to : An increase of Ch $ 1 , 621 million in net operational losses associated with External Fraud in remote channels . We have faced increasing refunds to customers, because of the entry into force of the new Fraud Law, issued in May 2020 , and increased transactionality in payment channels based on a normalized consumption in 2022 in comparison with 2021 . Net operational losses from Labor Practices and Labor Security going up by Ch $ 398 million, mainly because of pandemic related issues . Higher net operational losses from the Execution, Delivery and Business Processes by Ch $ 308 million, related to the normalization of the business activity in 2022 compared to 2021 . | 57

Risk & Capital Management Capital Adequacy and Risk Ratings Capital Adequacy As of Jun - 22 , our Total Capital Ratio reached 17 . 4% , reflecting a solid capital base and improving as compared to the ratio posted as of Jun - 21 by showing an increase of 52 bp . Even though RWA registered an increment of 12 . 3 % based on balance sheet growth, our capital base had an expansion of 15 . 7% , mainly explained by higher net income, additional allowances and the effect of inflation on subordinated bonds . BCH Capital Adequacy Ratios (As percentage as of each date) Regarding CET 1 and Tier 1 ratios, both indicators posted a decline of 10 bp . mainly due to the effect of lower Tier 2 capital replacing AT 1 as a result of the regulatory schedule . Based on these figures, as of June 30 , 2022 we fully complied with regulatory limits of 3 . 0 % for the leverage ratio, 6 . 625 % for the CET 1 ratio, 8 . 125 % for the Tier 1 ratio and 10 . 125 % for the Total Capital ratio . Credit Risk Ratings Our current credit ratings determine the cost and the terms upon which we are able to obtain funding . Rating agencies evaluate us by taking into account diverse factors, including our financial strength, the business environment and the economic backdrop in which we operate . International Credit Ratings MOO DY’S Long - Term Short - Term Foreign Currency A1 P - 1 Outlook Negative Negative STANDARD & POOR’S Long - Term Short - Term Foreign Currency A A - 1 Outlook Negative Negative Local Credit Ratings FITCH RATINGS Long - Term Short - Term Deposits AAA Nivel 1+ Outlook Stable Stable FELL ER RATE Long - Term Short - Term Deposits AAA Nivel 1+ Outlook Stable Stable (10)bp +3bp (47)bp +52bp Total Assets RWA Common Equity Tier 1 (CET1) Common Equity Tier 1 (CET1) RWA Tier 1 Capital RWA BIS III Ratio Total Capital 8.2% 12.8% 14.3% 16.9% 8.1% 12.9% 13.9% 17.4% Jun - 21 Jun - 22 In line with BIS III ratio, our CET 1 Ratio posted a YoY increase of 3 bp . , while the Tier 1 ratio registered a decrease of 47 bp . Regarding leverage ratio, it had a slight decrease of 10 bp . , given an increment of 13 . 9 % in total assets . When compared to Dec - 21 , we observed an increase of 13 bp . in BIS III Ratio, from 17 . 3 % reached at the end of the year . This change was also explained by an expansion in RWA and a stronger total capital, reinforced with additional provisions and higher net income . | 58

Consolidated Statement of Income

Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

	Quarters				Year Ended			
	2Q21 MCh$	2Q22 MCh$	2Q22 MUS$	% Change 2Q22/2Q21	Jun-21 MCh$	Jun-22 MCh$	Jun-22 MUS$	% Change Jun-22/Jun-21
Interest revenue	323,886	540,993	586.3	67.0 %	645,056	990,511	1,073.4	53.6 %
Interest expense	(57,418)	(223,147)	(241.8)	288.6 %	(116,207)	(366,450)	(397.1)	215.3 %
Net Interest Income	**266,468**	**317,846**	**344.4**	**19.3 %**	**528,849**	**624,061**	**676.3**	**18.0 %**
Indexation revenue from UF	159,930	697,338	755.7	336.0 %	322,890	1,083,556	1,174.2	235.6 %
Indexation expenses from UF	(91,457)	(382,120)	(414.1)	317.8 %	(185,555)	(581,184)	(629.8)	213.2 %
Net Income from UF Indexation	**68,473**	**315,218**	**341.6**	**360.4 %**	**137,335**	**502,372**	**544.4**	**265.8 %**
Income from fees and commissions	145,159	166,236	180.1	14.5 %	285,277	326,945	354.3	14.6 %
Expenses from fees and commissions	(25,923)	(39,192)	(42.5)	51.2 %	(54,909)	(69,661)	(75.5)	26.9 %
Net Fee Income	**119,236**	**127,044**	**137.7**	**6.5 %**	**230,368**	**257,284**	**278.8**	**11.7 %**
Results from Assets/Liabilities held for Trading	16,657	22,648	24.5	36.0 %	17,779	50,019	54.2	181.3 %
Results from FVTOCI Assets and Asset/Liabilties at Amortized Cost	5,605	(34)	(0.0)	-	9,408	474	0.5	(95.0) %
Results form Foreign Exchange Transactions	10,400	54,105	58.6	420.2 %	35,673	82,205	89.1	130.4 %
Financial Results	**32,662**	**76,719**	**83.1**	**134.9 %**	**62,860**	**132,698**	**143.8**	**111.1 %**
Income attributable to affiliates	**(1,837)**	**3,754**	**4.1**	**-**	**(2,494)**	**5,288**	**5.7**	**-**
Income from Non-Current Assets Held for Sale	**1,185**	**83**	**0.1**	**(93.0) %**	**2,765**	**1,060**	**1.1**	**(61.7) %**
Other operating income	**4,821**	**6,102**	**6.6**	**26.6 %**	**8,791**	**9,188**	**10.0**	**4.5 %**
Total Operating Revenues	**491,008**	**846,766**	**917.6**	**72.5 %**	**968,474**	**1,531,951**	**1,660**	**58.2 %**
Personnel expenses	(110,896)	(122,911)	(133.2)	10.8 %	(224,594)	(244,978)	(265.5)	9.1 %
Administrative expenses	(78,878)	(86,590)	(93.8)	9.8 %	(161,767)	(173,424)	(187.9)	7.2 %
Depreciation and amortization	(19,149)	(21,088)	(22.9)	10.1 %	(37,768)	(41,013)	(44.4)	8.6 %
Impairments	(91)	2	0.0	(102.2) %	330	100	0.1	(69.7) %
Other operating expenses	(3,612)	(5,279)	(5.7)	46.2 %	(7,598)	(10,958)	(11.9)	44.2 %
Total Operating Expenses	**(212,626)**	**(235,866)**	**(255.6)**	**10.9 %**	**(431,397)**	**(470,273)**	**(509.6)**	**9.0 %**
Provisions for Loans at Amortized Cost	(38,963)	(76,765)	(83.2)	97.0 %	(70,388)	(119,820)	(129.8)	70.2 %
Special Provisions for Credit Risk	(52,758)	(47,346)	(51.3)	(10.3) %	(91,543)	(117,130)	(126.9)	28.0 %
Recovery of written-off loans	16,257	18,751	20.3	15.3 %	31,000	32,392	35.1	4.5 %
Financial Assets Impairments	1,847	(767)	(0.8)	-	1,123	(973)	(1.1)	-
Expected Credit Losses (ECLs)	**(73,617)**	**(106,127)**	**(115.0)**	**44.2 %**	**(129,808)**	**(205,531)**	**(222.7)**	**58.3 %**
Operating Result	**204,765**	**504,773**	**547.0**	**146.5 %**	**407,269**	**856,147**	**927.8**	**110.2 %**
Income tax	(41,040)	(73,251)	(79.4)	78.5 %	(81,580)	(132,898)	(144.0)	62.9 %
Net Income for the Period	**163,725**	**431,522**	**467.6**	**163.6 %**	**325,689**	**723,249**	**783.8**	**122.1 %**
Non-Controlling interest	-	-	0.0	-	-	-	0.0	-
Net Income for the Period attributable to Equity Holders	**163,725**	**431,522**	**467.6**	**163.6 %**	**325,689**	**723,249**	**783.8**	**122.1 %**
Fair Value Adj. Securities FTVOCI	(50,624)	(2,794)	(3.0)	(94.5) %	(49,392)	(8,230)	(8.9)	(83.3) %
Fair Value Adj. Hedge Accounting	80,834	(75,325)	(81.6)	-	82,373	(139,951)	(151.7)	(269.9) %
Income Tax & Other effects	(8,671)	20,501	22.2	-	(9,228)	37,510	40.6	(506.5) %
Comprehensive Income	**185,264**	**373,904**	**405.2**	**101.8 %**	**349,442**	**612,578**	**663.8**	**75.3 %**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$922.8 per US$1.00 as of June 30, 2022. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

| 59

Consolidated Balance Sheet

Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

ASSETS	Jun-21 MCh$	Dec-21 MCh$	Jun-22 MCh$	Jun-22 MUS$	% Change Jun-22/Jun-21	% Change Jun-22/Dec-21
Cash and due from banks	**2,407,350**	**3,713,734**	**2,686,217**	**2,911.0**	**11.6 %**	**(27.7) %**
Transactions in the course of collection	**539,271**	**486,700**	**634,704**	**687.8**	**17.7 %**	**30.4 %**
Financial Assets for Trading at Fair Value through P&L	**5,189,122**	**6,582,190**	**7,109,830**	**7,704.7**	**37.0 %**	**8.0 %**
Derivate instruments	*1,651,627*	*2,705,495*	*3,808,557*	*4,127.2*	*130.6 %*	*40.8 %*
Debt Securities	*3,134,129*	*3,737,942*	*3,292,226*	*3,567.7*	*5.0 %*	*(11.9) %*
Other	*403,366*	*138,753*	*9,047*	*9.8*	*(97.8) %*	*(93.5) %*
Financial Assets at Fair Value Through OCI	**2,364,328**	**3,054,809**	**3,674,572**	**3,982.0**	**55.4 %**	**20.3 %**
Debt Securities	*2,364,328*	*3,054,809*	*3,674,572*	*3,982.0*	*55.4 %*	*20.3 %*
Derivative Intruments for Hedge Accounting	**86,508**	**277,803**	**161,518**	**175.0**	**86.7 %**	**(41.9) %**
Financial Asstes at Amortized Cost	**35,207,582**	**35,945,290**	**38,219,109**	**41,416.9**	**8.6 %**	**6.3 %**
Receivables from repurchase agreements and security borrowing	*92,797*	*64,365*	*27,850*	*30.2*	*(70.0) %*	*(56.7) %*
Debt Securities	*127,770*	*839,744*	*871,719*	*944.7*	*582.3 %*	*3.8 %*
Loans and advances to Banks	*3,446,994*	*1,529,313*	*2,345,202*	*2,541.4*	*(32.0) %*	*53.4 %*
Commercial loans	*18,472,137*	*19,634,756*	*20,297,311*	*21,995.6*	*9.9 %*	*3.4 %*
Residential mortgage loans	*9,871,740*	*10,346,652*	*10,834,312*	*11,740.8*	*9.8 %*	*4.7 %*
Consumer loans	*3,883,496*	*4,248,709*	*4,592,466*	*4,976.7*	*18.3 %*	*8.1 %*
Allowances for loan losses	*(687,352)*	*(718,249)*	*(749,751)*	*(812.5)*	*9.1 %*	*4.4 %*
Investments in other companies	**47,726**	**52,757**	**57,115**	**61.9**	**19.7 %**	**8.3 %**
Intangible assets	**66,798**	**72,532**	**79,755**	**86.4**	**19.4 %**	**10.0 %**
Property and Equipment	**221,297**	**222,320**	**214,086**	**232.0**	**(3.3) %**	**(3.7) %**
Leased assets	**112,273**	**100,188**	**102,417**	**111.0**	**(8.8) %**	**2.2 %**
Current tax assets	**1,515**	**846**	**47,391**	**51.4**	**3,028.1 %**	**5,501.8 %**
Deferred tax assets	**380,687**	**434,277**	**483,723**	**524.2**	**27.1 %**	**11.4 %**
Others	**694,813**	**814,880**	**833,906**	**903.7**	**20.0 %**	**2.3 %**
Total Assets	**47,319,270**	**51,758,326**	**54,304,343**	**58,848.0**	**14.8 %**	**4.9 %**

LIABILITIES & EQUITY	Jun-21 MCh$	Dec-21 MCh$	Jun-22 MCh$	Jun-22 MUS$	% Change Jun-22/Jun-21	% Change Jun-22/Dec-21
Liabilities						
Transactions in the course of payment	**631,990**	**369,980**	**532,663**	**577.2**	**(15.7) %**	**44.0 %**
Financial Liabilities for Trading at Fair Value through P&L	**1,746,419**	**2,782,113**	**3,977,837**	**4,310.7**	**127.8 %**	**43.0 %**
Derivate instruments	*1,745,504*	*2,772,503*	*3,970,851*	*4,303.1*	*127.5 %*	*43.2 %*
Other	*915*	*9,610*	*6,986*	*7.6*	*663.5 %*	*(27.3) %*
Derivative Intruments for Hedge Accounting	**37,352**	**696**	**25,862**	**28.0**	**(30.8) %**	**3,615.8 %**
Financial Liabilities at Amortized Cost	**37,862,187**	**40,812,258**	**42,035,637**	**45,552.8**	**11.0 %**	**3.0 %**
Current accounts and other demand deposits	*16,928,489*	*18,249,881*	*15,507,954*	*16,805.5*	*(8.4) %*	*(15.0) %*
Saving accounts and time deposits	*7,742,243*	*8,803,714*	*11,998,723*	*13,002.7*	*55.0 %*	*36.3 %*
Payables from repurchase agreements and security lending	*149,270*	*85,399*	*224,921*	*243.7*	*50.7 %*	*163.4 %*
Borrowings from financial institutions	*4,968,562*	*4,861,865*	*5,232,124*	*5,669.9*	*5.3 %*	*7.6 %*
Debt Issued	*7,878,549*	*8,561,395*	*8,790,530*	*9,526.0*	*11.6 %*	*2.7 %*
Other financial obligations	*195,074*	*250,004*	*281,385*	*304.9*	*44.2 %*	*12.6 %*
Lease liabilities	**108,185**	**95,670**	**97,606**	**105.8**	**(9.8) %**	**2.0 %**
Instruments Issued for Regulatory Capital	**892,760**	**917,510**	**964,196**	**1,044.9**	**8.0 %**	**5.1 %**
Provisions	**761,951**	**1,069,329**	**1,117,191**	**1,210.7**	**46.6 %**	**4.5 %**
Current tax liabilities	**24,218**	**113,129**	**238**	**0.3**	**(99.0) %**	**(99.8) %**
Deferred tax liabilities	-	-	-	-	-	-
Other liabilities	**1,317,670**	**1,304,119**	**1,126,618**	**1,220.9**	**(14.5) %**	**(13.6) %**
Total liabilities	**43,382,732**	**47,464,804**	**49,877,848**	**54,051.1**	**15.0 %**	**5.1 %**
Equity of the Bank's owners						
Capital	2,420,538	2,420,537	2,420,538	2,623.1	0.0 %	0.0 %
Reserves	699,800	710,473	709,742	769.1	1.4 %	(0.1) %
Other comprehensive income	(22,176)	38,739	(71,932)	(78.0)	224.4 %	(285.7) %
Retained earnings from previous periods	655,478	655,478	908,572	984.6	38.6 %	38.6 %
Income for the period	325,689	792,191	723,249	783.8	122.1 %	(8.7) %
Provisions for minimum dividends	(142,792)	(323,897)	(263,675)	(285.7)	84.7 %	(18.6) %
Non-Controlling Interest	1	1	1	0	0.0 %	0.0 %
Total equity	**3,936,538**	**4,293,522**	**4,426,495**	**4,796.9**	**12.4 %**	**3.1 %**
Total Liabilities & Equity	**47,319,270**	**51,758,326**	**54,304,343**	**58,848.0**	**14.8 %**	**4.9 %**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$922.8 per US$1.00 as of June 30, 2022. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

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Selected Financial Information

Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

Key Performance Ratios	Quarter 2Q21	Quarter 2Q22	Year Ended Jun-21	Year Ended Jun-22
Earnings per Share (1) (2)				
Net income per Share (Ch$)	1.62	4.27	3.22	7.16
Net income per ADS (Ch$)	324.15	854.35	644.82	1,431.93
Net income per ADS (US$)	0.44	0.93	0.88	1.55
Book value per Share (Ch$)	38.97	43.82	38.97	43.82
Shares outstanding (Millions)	101,017	101,017	101,017	101,017
Profitability Ratios (3) (4)				
Net Interest Margin	3.35%	6.21%	3.37%	5.56%
Net Financial Margin	3.64%	6.46%	3.66%	5.78%
Fees & Comm. / Avg. Interest Earnings Assets	1.18%	1.16%	1.16%	1.18%
Operating Revs. / Avg. Interest Earnings Assets	4.88%	7.67%	4.88%	7.01%
Return on Average Total Assets	1.42%	3.36%	1.43%	2.84%
Return on Average Equity	16.90%	39.93%	17.04%	33.51%
Return on Average Capital and Reserves	17.52%	43.16%	17.47%	34.08%
Inflation-adjusted Return on Average Equity (5)	12.61%	22.72%	12.50%	20.36%
Capital Ratios				
Common Equity Tier 1 (CET1) / Total Assets	8.16%	8.06%	8.16%	8.06%
Common Equity Tier 1 (CET1) / Risk Weighted Assets (RWA)	12.84%	12.87%	12.84%	12.87%
Tier1 Capital / Risk Weighted Assets (RWA)	14.34%	13.87%	14.34%	13.87%
Total Capital / Risk Weighted Assets (RWA)	16.91%	17.43%	16.91%	17.43%
Credit Quality Ratios				
Total Past Due / Total Loans to Customers	1.05%	0.97%	1.05%	0.97%
Allowance for Loan Losses / Total Past Due	203.97%	215.95%	203.97%	215.95%
Total Allowance for Loan Losses / Total Past Due (6)	325.70%	403.23%	325.70%	403.23%
Impaired Loans / Total Loans to Customers	3.24%	2.68%	3.24%	2.68%
Loan Loss Allowances / Impaired Loans	65.90%	78.36%	65.90%	78.36%
Loan Loss Allowances / Total Loans to Customers	2.13%	2.10%	2.13%	2.10%
Expected Credit Losses / Avg. Loans to Customers (4)	0.92%	1.21%	0.82%	1.19%
Operating and Productivity Ratios				
Operating Expenses / Operating Revenues	43.30%	27.85%	44.54%	30.70%
Operating Expenses / Average Total Assets (3) (4)	1.84%	1.84%	1.89%	1.85%
Balance Sheet Data (1) (3)				
Avg. Interest Earnings Assets (million Ch$)	40,360,140	43,977,387	39,799,005	43,535,510
Avg. Assets (million Ch$)	46,138,598	51,380,300	45,539,598	50,905,863
Avg. Equity (million Ch$)	3,875,844	4,322,990	3,821,703	4,316,088
Avg. Loans to Customers (million Ch$)	31,976,113	34,969,664	31,618,251	34,528,375
Avg. Interest Bearing Liabilities (million Ch$)	21,639,857	25,333,304	21,414,832	24,405,542
Risk-Weighted Assets (Million Ch$)	30,639,089	34,401,467	30,639,089	34,401,467
Additional Data				
Exchange rate (Ch$/US$) - EOP	734.00	922.79	734.00	922.79
Employees (#) - EOP	12,404	12,340	12,404	12,340
Branches (#) - EOP	277	270	277	270

Notes

(1) Figures are expressed in nominal Chilean pesos.

(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) Ratios consider daily average balances.

(4) Annualized data.

(5) Non-GAAP measure computed as net income less the effect of inflation on shareholders' equity (both for the period) divided by average shareholders' equity.

(6) Including additional allowances.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$922.8 per US$1.00 as of June 30, 2022. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

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| 62 Basis for Presentation This financial report, which accompanies our quarterly financial statements, has been prepared as requested by the Chilean Financial Market Commission (CMF) in the Compendium of Accounting Standards for Banks while being elaborated in accordance with the IFRS Practice Statement 1 – Management Commentary as issued by the International Accounting Standards Board (IASB) . Forward - Looking Information The information contained herein incorporates by reference statements which constitute ‘‘forward - looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance . Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies . You should be aware that any such forward - looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward - looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control . The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements . Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America; changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies; unexpected developments in certain existing litigation; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; natural disasters or pandemics, such as the coronavirus known as COVID19; the effect of tax laws or other kind of regulation on our business; other risk factors as reported in our form 20F filed with the U.S. SEC. Undue reliance should not be placed on such statements, which speak only as of the date that they were made . Our independent public accountants have not examined or compiled the forward - looking statements and, accordingly, do not provide any assurance with respect to such statements . These cautionary statements should be considered in connection with any written or oral forward - looking statements that we may issue in the future . We do not undertake any obligation to release publicly any revisions to such forward - looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events . Contacts Pablo Mejia Head of Investor Relations Investor Relations | Banco de Chile pmejiar@bancochile.c l Daniel Galarce Head of Financial Control & Capital Financial Control & Capital Area | Banco de Chile dgalarce@bancochile.c l